08058612

Received SEC
AUG 28 2008
Washington, DC 20549

RECEIVED
AUG 28 2008
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

PROCESSED
SEP 09 2008
THOMSON REUTERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
File No. 333-13407
Filed on June 17, 2008

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
Date Filed: ________________
File No. ______________

AGRI-LABORATORIES, LTD.
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

20927 State Route K
St. Joseph, MO 64505
(816) 233-9533
Fax: (816) 233-9546
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Steve Schram
20927 State Route K
St. Joseph, MO 64505
(816) 233-9533 Fax: 816-233-9541

(Name, address, including zip code and telephone number, including area code of agent for services)

Copies of communications to:

Roger N. Walter
Morris, Laing, Evans, Brock & Kennedy, Chtd.
800 SW Jackson, Suite 1310
Topeka, KS 66612
(785) 232-2662 Fax: (785) 232-9983

422990	48-0985251
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a

subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties.

a) Issuer's Directors:

Director Name	Business Address	Residence Address
Gary Huffine	124 Country Club Road Iowa Falls, IA 50126	
Bill Fuller	3500 Messer Airport Hwy Birmingham, AL 35222	
Greg Lowe	614 North Washington Springfield, MO 65801	
Dr. Robert K. Matthews	2850 Nave Road SE Massilon, OH 44646	3003 Westmoreland Avenue NW Canton, OH 44718
Chuck VanderPloeg	392 15th Street NE Sioux Center, IA 51250	
Walt Evans	3705 Pear Street St. Joseph, MO 64503	3703 East Colony Square St. Joseph, MO 64506
Lou Pascarella	P.O. Box 1303 Athens, TN 37371	
Frank Carter	16355 South Lone Elm Road Olathe, KS 66062 USA	12109 West 154th Terrace Overland Park, KS 66221
Steve Schram	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506

b) Issuer's Officers:

Officer Name	Business Address	Residence Address	Title
Steve Schram	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506	CEO, President & Chairman of the Board
Dave Cunningham	20927 State Route K St. Joseph, MO 64505		Executive Vice President
Terry Christie	20927 State Route K St. Joseph, MO 64505	3201 Harbor View Dr. St. Joseph, MO 64506	Vice President of Research & Development
Helen Taylor	20927 State Route K St. Joseph, MO 64505	12558 Highway 169 Helena, MO 64459	Chief Financial Officer
Edward S. Sloan	11181 Overbrook Rd., Ste. 200 Leawood, Kansas 66211	1761 E. 960 Road Lawrence, KS 66049	Secretary
Cary Becker	20927 State Route K St. Joseph, MO 64505	16354 Webster Street Omaha, NE 68118	Vice President of Sales

(c) Issuer's General Partners: Inapplicable, Issuer is a corporation.

(d) record owners of 5% or more of any class of Issuer's equity securities:

Class A Shares

Company Name	Business Address	Residence Address
Animal Medic, Inc.	Attn: Larry Gladfelter 3910 N. George Manchester, PA 17345	N/A
Double E	Attn: Walt Evans 3705 Pear Street P.O. Box 969 St. Joseph, MO 64503	N/A

Company Name	Business Address	Residence Address
Fuller Supply Company	Attn: Bill Fuller 35600 Messer Airport Hwy Birmingham, AL 35222	N/A
IVESCO, LLC	Attn: Duane Schamerloh 124 Country Club Road P.O. Box 638 Iowa Falls, IA 50126	N/A
Keith Jeffers, Inc.	Attn: Shane Fundum 310 West Saunders Road Dothan, AL 36302	N/A
Lextron, Inc.	Attn: John Adent, CEO 620 "O" Street Greeley, CO 80632	
Michigan Vet Farm	Attn: Morris Jackson 7415 Lawrence Highway Vermontville, MI 49096	N/A
MWI Veterinary Supply Co.	Attn: Jim Cleary 651 South Stratford Drive, Ste 100 P.O. Box 910 Meridian, ID 83680	N/A
National Animal Health	Attn: Wendell Chapman 4013 East Eichel Evansville, IN 47715	N/A
Northwest Vet Supply, Inc.	Attn: Robert Lohmann 3104 N. Van Buren P.O. Box 1941 Enid, OK 73701	N/A
Professional Veterinary Products	Attn: Dr. Lionel Reilly 10077 South 134th Street Omaha, NE 68138	N/A
Robert J. Matthews Co.	Attn: Dr. Robert K. Matthews 2850 Nave Road SE Massillon, OH 44646	N/A
Southern Livestock Supply Co.	Attn: Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808	N/A
Valley Veterinary Clinic, P.A.	Attn: Arnold Nagely 1118 Pony Express Hwy P.O. Box 504 Marysville, KS 66508	N/A
Vet & Poultry Supply	Attn: Ed Bradford 120 Greene Road P.O. Box 454 Goshen, IN 46526	N/A
Walco International	Attn: James Robison 7 Village Circle, Suite 200 Westlake, TX 76262	N/A
West Plains Veterinary Supply of Springfield, Inc.	Attn: Greg Lowe 614 North Washington P.O. Box 328 Springfield, MO 65801	N/A

Class B Shares

Name	Business Address	Residential Address
Becker Trust	20927 State Route K St. Joseph, Mo. 64503	16354 Weber Street Omaha, NE
Helen Taylor	20927 State Route K St. Joseph, Mo. 64503	4305 Fredrick Ave St. Joseph, Mo. 64506
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Nagely Trust	1174 Keystone Road Marysville, KS 66508	Same
Steve Schram Trust	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506
Shultz Trust	1118 Pony Express Highway P.O. Box 504 Marysville, Ks. 66508	1149 Eight Road Marysville, Ks. 66508

Class C Shares

Company Name	Business Address	Residence Address
Allison Stout, DVM	213 Navajo Road Las Cruces, NM 88007	N/A
Brownsberger Vet Clinic, Inc.	106 West 5th Street Appleton City, MO 64724	N/A
Dr. Joe & Jen Vet Supply	34761 190th Street Ree Heights, SD 57371	N/A
Feeder Creek Vet Service	12575 Millers Port Rd. Millers Port, OH 43046	N/A
Kettle Moraine Large Animal Clinic, SC	2712 Eastern Avenue Plymouth, WI 53073	N/A
Lander Veterinary Clinic	4512 S. Walnut Road Turlock, CA 95381	N/A
Lena Vet Clinic	11002 West Godderd Road Lena, IL 61048	N/A
Pharmacy and Livestock Supply	8176 Hwy 90 South Navasota, TX 77868	N/A
Southern Hills Veterinary Service, Inc.	1902 Quincy St. Corning, IA 50841	N/A
Stanley D. Ourada, DVM	2201 East 4th Avenue Holdrege, NE 68949	N/A
Valley Veterinarians, Inc.	2861 South K Street Rtulare, CA 93274	N/A
Veterinary Associates, LLP	19922 Highway 10 West Reedsville, WI 54230	N/A
VVC, LLC	707 Woodland Plaza Seymour, WI 54165	N/A
Wishek Vet Clinic	8370 Hwy 3 SE Wishek, ND 58495	N/A

(e) beneficial owners of 5% or more of any class of Issuer's equity securities:

Class A Shares

Company Name	Business Address	Residence Address
Animal Medic, Inc.	Attn: Larry Gladfelter 3910 N. George Manchester, PA 17345	N/A
Double E	Attn: Walt Evans 3705 Pear Street P.O. Box 969 St. Joseph, MO 64503	N/A
Fuller Supply Company	Attn: Bill Fuller 35600 Messer Airport Hwy Birmingham, AL 35222	N/A
IVESCO, LLC	Attn: Duane Schamerloh 124 Country Club Road P.O. Box 638 Iowa Falls, IA 50126	N/A
Keith Jeffers, Inc.	Attn: Shane Fundum 310 West Saunders Road Dothan, AL 36302	N/A
Lextron, Inc.	Attn: John Adent, CEO Lextron, Inc. 620 "O" Street Greeley, CO 80632	
Michigan Vet Farm	Attn: Morris Jackson 7415 Lawrence Highway Vermontville, MI 49096	N/A
MWI Veterinary Supply Co.	Attn: Jim Cleary 651 South Stratford Drive Suite 100 P.O. Box 910 Meridian, ID 83680	N/A
National Animal Health	Attn: Wendell Chapman 4013 East Eichel Evansville, IN 47715	N/A
Northwest Vet Supply, Inc.	Attn: Robert Lohmann 3104 N. Van Buren P.O. Box 1941 Enid, OK 73701	N/A
Professional Veterinary Products	Attn: Dr. Lionel Reilly 10077 South 134th Street Omaha, NE 68138	N/A
Robert J. Matthews Co.	Attn: Dr. Robert K. Matthews 2850 Nave Road SE Massillon, OH 44646	N/A
Southern Livestock Supply Co.	Attn: Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808	N/A
Valley Veterinary Clinic, P.A.	Attn: Arnold Nagely 1118 Pony Express Hwy P.O. Box 504 Marysville, KS 66508	N/A

Vet & Poultry Supply	Attn: Ed Bradford 120 Greene Road P.O. Box 454 Goshen, IN 46526	N/A
Walco International	Attn: James Robison 7 Village Circle Suite 200 Westlake, TX 76262	N/A
West Plains Veterinary Supply of Springfield, Inc.	Attn: Greg Lowe 614 North Washington P.O. Box 328 Springfield, MO 65801	N/A

Class B Shares

Name	Business Address	Residential Address
Becker Trust	20927 State Route K St. Joseph, Mo. 64503	16354 Weber Street Omaha, NE
Helen Taylor	20927 State Route K St. Joseph, Mo. 64503	4305 Fredrick Ave St. Joseph, Mo. 64506
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Nagely Trust	1174 Keystone Road Marysville, KS 66508	Same
Steve Schram Trust	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506
Shultz Trust	1118 Pony Express Highway P.O. Box 504 Marysville, Ks. 66508	1149 Eight Road Marysville, Ks. 66508

Class C Shares

Company Name	Business Address	Residence Address
Allison Stout, DVM	213 Navajo Road Las Cruces, NM 88007	N/A
Brownsberger Vet Clinic, Inc.	106 West 5th Street Appleton City, MO 64724	N/A
Dr. Joe & Jen Vet Supply	34761 190th Street Ree Heights, SD 57371	N/A
Feeder Creek Vet Service	12575 Millers Port Rd. Millers Port, OH 43046	N/A
Kettle Moraine Large Animal Clinic, SC	2712 Eastern Avenue Plymouth, WI 53073	N/A
Lander Veterinary Clinic	4512 S. Walnut Road Turlock, CA 95381	N/A
Lena Vet Clinic	11002 West Godderd Road Lena, IL 61048	N/A
Pharmacy and Livestock Supply	8176 Hwy 90 South Navasota, TX 77868	N/A
Southern Hills Veterinary Service, Inc.	1902 Quincy St. Corning, IA 50841	N/A
Stanley D. Ourada, DVM	2201 East 4th Avenue Holdrege, NE 68949	N/A
Valley Veterinarians, Inc.	2861 South K Street Rtulare, CA 93274	N/A

Veterinary Associates, LLP	19922 Highway 10 West Reedsville, WI 54230	N/A
VVC, LLC	707 Woodland Plaza Seymour, WI 54165	N/A
Wishek Vet Clinic	8370 Hwy 3 SE Wishek, ND 58495	N/A

(f) promoters of the issuer; Not applicable.

(g) affiliates of the issuer; Tradewinds, Inc., a Kansas corporation, is a wholly owned subsidiary of Issuer.

(h) counsel to the issuer with respect to the proposed offering;

Counsel
Edward S. Sloan
Waldeck, Matteuzzi & Sloan, P.C.
11181 Overbrook Road
Suite 200
Leawood, Kansas 66211

Special Securities Counsel
Roger N. Walter
Morris, Laing, Evans, Brock & Kennedy, Chtd.
800 SW Jackson, Suite 1310
Topeka, KS 66612-1216

(i) each underwriter with respect to the proposed offering; Not applicable.

(j) the underwriter's directors; Not applicable.

(k) the underwriter's officers; Not applicable.

(l) the underwriter's general partners; Not applicable.

(m) counsel to the underwriter; Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any disqualification pursuant to Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by the officers of Agri-Labs who will receive no additional compensation for their sales activities. The offer of Class B shares will be offered only to employees or outside directors of Agri-Labs or its Class A shareholders. The offer of Class C shares will be limited to licensed and practicing veterinarians or business entities comprised of veterinarians who purchase on an annual basis a specified level of product from Agri-Labs. Agri-Labs currently intends to offer the securities in the following state's jurisdictions: Alabama, Arkansas, California, Colorado, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Michigan, Minnesota, Missouri, Montana, Nebraska, New Mexico, New York, North Dakota, Ohio, Oklahoma, Pennsylvania, South Dakota, Tennessee, Texas and Wisconsin.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) Name of such issuer. Agri-Laboratories, Ltd.

(2) The title and amount of securities issued. Within one year prior to filing this Form 1-A, no shares of Class A stock of Agri-Laboratories, Ltd. were issued; 557 shares of Class B stock of Agri-Laboratories, Ltd. were issued; and 1,000 shares of Class C stock of Agri-Laboratories, Ltd. were issued.

(3) Offering price. Within one year prior to filing of this Form 1-A, Class B shares were sold for book value adjusted on a monthly basis. During this period the book value of Class B shares ranged from $23.80 to $24.64 per share. A total of 557 shares of Class B stock were issued for cash consideration in the aggregate amount of $13,463.96. A total of 1,000 shares of Class C stock were issued at $23.05 per share for cash consideration in the aggregate amount of $23,050.00.

(4) Persons to whom the securities were issued. The names and identities of persons to whom Class B shares were issued within one year prior to the filing of this Form 1-A are as follows:

Buzzy Bluestone	Anthony Willis
Lou Pascarella	Ed Spencer

The names and identities of persons to whom Class C shares were issued within one year prior to the filing of this Form 1-A are as follows:

Southern Hills Veterinary Services, Inc.

(b) Sales for accounts of others. No securities sold by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A were for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer, or who was an underwriter of any securities of such issuer.

(c) Basis for exemption. The sale of Class B and Class C shares within one year prior to filing this Form 1-A was done pursuant to an offering under an exemption qualified under Regulation A (File No. 24-10147) as qualified on June 29, 2006. The amount of securities sold within twelve months prior to commencing this Regulation A Offering was 557 B shares and 1,000 C shares for aggregate offering proceeds of $36,513.96.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

(a) The Class B and Class C shares to be issued under this Form 1-A offering are subject to restrictions on transfer imposed by Agri-Labs' Bylaws. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of refusal to purchase the shares at book value.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable.

OFFERING CIRCULAR
DATE: August ____, 2008

AMENDMENT NO. 1
FILE NO. 333-134078
(Filed June 17, 2008)

AGRI-LABORATORIES, LTD.
A Delaware Corporation
20927 State Route K
St. Joseph, Missouri 64505
Phone: (816) 223-9533
Fax: (816) 233-9546

Class B Common Stock – 100,000 shares
Price $24.10 share

Class C Common Stock – 100,000 shares
Price $24.10 per share

MAXIMUM AGGREGATE OFFERING AMOUNT

Class B Common Stock - $2,410,000.00
Class C Stock - $2,410,000.00
Total Maximum Offering Amount - $4,820,000.00

Price per share $24.10 as of April 1, 2008 valid through April 30, 2008

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer
Class B Per Share	24.10	-0-	24.10
Total Class B Shares	2,410,000.00	-0-	2,410,000.00
Class C Per Share	24.10	-0-	24.10
Total Class C Shares	2,410,000.00	-0-	2,410,000.00
Total Class B and Class C Shares	4,820,000.00	-0-	4,820,000.00

Agri-Laboratories, Ltd. ("Agri-Labs"), a Delaware corporation, is offering up to 100,000 shares of its Class B common and up to 100,000 shares of its Class C common stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A, B and C shares). The current book value is $24.10 per share. After qualification, the offering price will be adjusted after each fiscal month to reflect the current net book value (divided by the total number of outstanding Class A, B and C shares), which is the current net worth (assets less total liabilities divided by the total number of outstanding common shares (initially Class A, B and C shares). In no event will this adjustment result in the aggregate offering amount exceeding $4,963,486.04 ($5million less $36,513.96, aggregate offering proceeds for all securities sold within twelve months before the start of this offering in reliance on Regulation A). Ownership

of the Class B common stock is limited to employees of Agri-Labs or employees of Class A shareholders of Agri-Labs or outside directors. Class A shareholders are all retail distributors of Agri-Labs products. Ownership of the Class C common stock is limited to licensed, practicing veterinarians or businesses comprised of veterinarians. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. The offering price is determined by reference to the existing book value of Class A, B and C shares. The Offering is being made on a "best efforts" basis directly to purchasers by Agri-Labs on a continuing basis for two years from the date the Offering is first qualified. This Offering will terminate on _______________, 2010. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum number of shares which must be sold in order for Agri-Labs to have access to offering proceeds. Therefore, the proceeds will be deposited directly into Agri-Labs operating accounts. See "Use of Proceeds."

See "Risk Factors" beginning on page 12 for a discussion of certain risks that should be considered by prospective purchasers of the Shares offered hereunder.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETNESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

TABLE OF CONTENTS

OFFERING SUMMARY

This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the Offering fully, you should carefully read the entire document.

Agri-Laboratories, Ltd. ("Agri-Labs") is a Delaware corporation formed in August of 1984. It is a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market. It purchases these products from over 50 manufacturers and resells them at mark up over its cost to animal health product distributors (its Class A shareholders). These distributors in turn sell the product to veterinarians, retail stores, livestock producers and other consumers. Title to the goods passes to the distributors when sold, and Agri-Labs recognizes revenues on an accrual basis when the goods are sold.

Agri-Labs' current capital structure consists of Class A common stock, Class B and Class C common stock. Class A shares are voting shares with each Class A stockholder entitled to one (1) vote for each Class A share held. Class A shareholders are entitled to vote on any matter which shareholders are entitled to vote on pursuant to the Bylaws of Agri-Labs. The Company was initially organized with 15 Class A shareholders each purchasing 10,000 shares followed by a second purchase of 5,000 shares for a total of 15,000 Class A shares at $1 per share, amounting to an initial capitalization of $225,000. There are currently 17 Class A shareholders, with each owning 15,000 shares. The most recent purchase of 15,000 Class A shares occurred in 2006 for a price of $21.17 per share for an aggregate purchase price of $325,500. Class A shareholders are all retail distributors of products distributed by Agri-Labs.

Class B and Class C shares are non-voting shares which only entitle Class B and Class C shareholders to dividends. Class B shares are only offered to employees of Class A shareholders and employees of Agri-Labs or outside directors. Class C shares are only offered to veterinarians and/or veterinarian clinics who purchase product from Agri-Labs. Class B shares are offered to create an incentive within the Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network allows the marketing force to participate, through dividends, in the overall profitability of the Company. Class C shares are offered to create an incentive within the veterinarian channel of trade to recommend Agri-Labs products for use by customers of the veterinarians.

Class B shares historically have been purchased at book value, as adjusted on a monthly basis by the Company. Initially, in 1986, a limited number of Class B shares were issued. Since 1991, Agri-Labs has offered ownership of Class B shares on a continuing basis to its distribution network of sales representatives and staff. Agri-Labs has declared an annual dividend on Class B shares every year since 1987. From 1993 through 2006 that annual dividend has been either $1.00 or $1.10 per share. For 2007 that dividend was $1.15. For the period from 2000 through 2002 dividends on Class B shares were prorated to reflect the length of ownership of the shares during the calendar year for which the divided was declared.

The Class B shares have been a key factor in Agri-Labs developing one of the most successful distribution networks in the United States. Ownership by its distributor shareholders, with its attendant participation and loyalty, has been a primary ingredient in this success. In

addition to continuing its Class B shares incentive program for its distributors on a larger scale, Agri-Labs proposes to build on this success in developing other market areas through the issuance of Class C shares.

Class C shares historically have been purchased at book value, as adjusted on a monthly basis by the Company. Initially, in 2004, Class C shares were issued. Since 2004, Agri-Labs has offered ownership of Class C shares on a continuing basis to its distribution network of veterinarians. Agri-Labs has declared an annual dividend on Class C shares every year since 2004. In the year 2004 the dividend declared was $0.50. For the years 2005 & 2006 the dividend was $1.10. For the year 2007, the dividend was $1.15.

In October of 1998, under a unique manufacturer/distributor agreement, Agri-Labs helped develop and launch a new line of MLV cattle vaccines, marketed under the trade names of TITANIUM® and MASTER GUARD®. Agri-Labs has the exclusive right to distribute these vaccines. It proposes to primarily grow the market for the vaccines through distribution to consulting veterinarians who control large numbers of cattle by servicing feedlots, dairies and ranchers who control large numbers of cattle. The target market for these efforts will be Arkansas, Georgia, Illinois, Indiana, Kansas, Kentucky, Michigan, Missouri, Montana, Nebraska, New York, California, Oklahoma, Texas, South Dakota, Idaho, New Mexico, Wisconsin, Minnesota and Iowa, Pennsylvania.

Agri-Labs implemented a program which emulates the successful features of its Class B shares with its Class C shares which creates an incentive for veterinarians to distribute Agri-Labs vaccines. This program involves the issuance of Class C stock, which is only available to licensed practicing veterinarians or business entities comprised of veterinarians. The Shares are purchased for cash consideration at the equivalent price of Class A and B shares. The Class C shares must be purchased in 1,000 share increments. The Class C shareholder is required to maintain sales of $50,000 annually in the sale of Agri-Labs' products or the shares will be subject to redemption by Agri-Labs at the then current book value. The Class C shares can also be redeemed at book value in the event of death, disability, retirement, loss of license to practice veterinary medicine, dissolution, merger or withdrawal from the practice of veterinary medicine for any reason.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares. Historically, the Board has declared dividends with respect to Class B shares for each calendar year since 1987 through 2005. The first dividend for Class B shares was $0.25 per share in 1987. The dividend has been a $1.10 per Class B share for the years 1998 through 2006, and $1.15 for the year 2007. For the years 2000 to 2002 the Class B dividend was prorated to reflect the length of ownership of the shares. A dividend in the amount of $0.50 per share was declared for 2004, the dividend was $1.10 per Class C share for the years 2005 and 2006, and the dividend declared was $1.15 for the year 2007. Agri-Labs has never declared a dividend on Class A shares.

Investors who desire to subscribe to either Class B or Class C shares must complete and sign the appropriate Subscription Agreement. All purchasers of shares will be subject to substantial restrictions on transfer of the Shares provided in the Bylaws of Agri-Labs and in the

Subscription Agreement. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of first refusal to purchase the shares at book value. See the "Description of Securities" section of this Offering Circular.

THE OFFERING

Securities Offered	100,000 shares Class B stock 100,000 shares of Class C stock
Price Per Share	$24.10 per Class B shares[1] $24.10 per Class C shares[2]
Total Shares Issued and Outstanding After Offering	169,185 shares Class B stock 119,000 shares Class C stock
Total Proceeds	$2,410,000.00 – Class B shares $2,410,000.00 – Class C shares $4,820,000.00 total Class B and C shares
Dilution	N/A
Subscription	An investor wishing to purchase either Class B or Class C shares must complete and deliver to Agri-Labs a Subscription Agreement.
Risk Factors	An investor considering purchase of the share should review the risk factor associated with such an investment. See "Risk Factors" section.

RISK FACTORS

Before you invest in our Class B or Class C common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all the other information included in this Prospectus.

<u>This Is A Best Efforts Offering Without A Minimum Sales Amount Or Escrow</u>. This Offering is being made on a best effort basis, directly by Agri-Labs, and there is no minimum offering amount that must be reached before Agri-Labs can access the funds. No escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. A shareholder will not be entitled to a return of his or her purchase price based on the failure of Agri-Labs to achieve any minimum level of sales in this Offering. If a shareholder wishes to rescind the purchase, that request will be subject to Agri-Labs ability to redeem the shares as provided in its Bylaws. Also, since no minimum purchase amount is required, it is possible that the issuer would only sell a nominal amount of shares and might not have sufficient proceeds to further the goals of this Offering.

---

[1] The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (Class A, B and C shares). The current book value is $24.10 per share. The offering price will be adjusted after each month to reflect the current book value (net worth divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $4,963.486.04.

[2] *See Footnote 1*

There Are Substantial Restrictions On Transfer Of The Shares. The Class B and C Shares purchased in this Offering are subject to strict restrictions on transfers contained in the Bylaws of Agri-Labs. The Shares may not be sold or transferred without the consent of Agri-Labs, and Agri-Labs has an option of right of first refusal for 60 days from written notice of the proposed transfer to exercise its option to purchase the Shares at the book value of the Shares as determined by the Company's accountants at the end of the month preceding the date Agri-Labs notifies the shareholder it is exercising its option.

Historically (from 1994 through 1998) 45 Class B shareholders have requested approval to transfer 34,791 Class B shares to third parties. Agri-Labs has always allowed the transfer when the shareholder has proposed to transfer Class B shares and has not been required to redeem any of the shares in these transactions. No Class C shareholders have requested a transfer of their Class C shares.

No Obligation To Repurchase The Shares. Even though Agri-Labs has the option of right of first refusal to purchase the Shares of any shareholder proposing to transfer the Shares, it is not obligated to do so. Further, depending on the number of shareholders proposing to transfer at any point in time, Agri-Labs may not have the financial resources to do so.

There Is No Trading Market For The Shares. There will be no active secondary trading market in the Class B and C shares purchased in this Offering. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment in the event Agri-Labs elects not to or is unable to redeem the shares.

Issues Related to Compliance With Prior Regulation A Offering. The Company has filed and obtained qualification of two previous Regulation A offerings, File No. 24-10056 (qualified June 24, 2004) and File No. 24-10147 (qualified June 29, 2006). Both of these offerings were continuous offerings which terminated two years after qualification. With respect to these prior offerings, the Company failed to update the information provided in the Offering Circulars as required by Rule 253(e)(1) and (2), and failed to timely file the Form 2-A filing as required by Rule 257. However, neither the Company nor its investors have been impacted by the lack of such filings. Going forward, Company has input the deadlines for such filings in its docket system, and such filings will be made on a timely basis.

Ownership Of Class B Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder's Employment Or Affiliation With The Company Or A Class A Shareholder Is Terminated. Under the terms of the Bylaws and terms of the Subscription Agreement, in order to purchase Class B shares, a purchaser must be employed by Agri-Labs, be an outside director of AgriLabs, or be a Class A Shareholder of Agri-Labs or employee thereof. If the shareholder's employment or affiliation with that Class A Shareholder or with Agri-Labs is terminated for any reason (including death or retirement), or if the Class A shareholder shall no longer be a Class A shareholder or a retail distributor of Agri-Labs for any reason, under the Bylaws and terms of the Subscription Agreement Agri-Labs has the option to repurchase the Shares at book value, as determined by the Company's accountants at the end of the month preceding written notice of the Company's intent to exercise this option.

Historically, when a Class B shareholder has terminated employment, has died, is no longer an Outside Director of the company, or when that shareholder's employer has terminated a Class A shareholder distribution agreement with Agri-Labs or has been terminated by a Class A shareholder, the Class B shares have either been redeemed or a transfer to a qualified third party has been approved. In total 128 Class B shareholders holding 88,198 Class B shares have been subject to redemption or transfer of shares because of termination of qualified status. Of these, 90 Class B shareholders holding 64,197 shares have had their shares redeemed by Agri-Labs. The remaining 38 shareholders holding 27,501 Class B shares have been allowed to transfer their shares to qualified third parties.

Ownership Of Class C Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder Ceases To Practice Veterinary Medicine Or Fails To Maintain Minimum Product Purchase Requirements. In order to purchase Class C shares, a purchaser must be a licensed, practicing veterinarian or a business comprised of veterinarians. Further, the purchasers must generate on an annual basis $50,000 of Agri-Labs' product sales. Subsequent to the purchase of Class C shares, if the shareholder ceases to be engaged in the practice of veterinary medicine, or fails to meet the minimum annual sales requirements of $50,000 of general products, Agri-Labs has the option to repurchase the shares at book value, as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Forward-Looking Statements May Be Inaccurate. This Offering Circular contains financial projections and forward-looking statements that are based on management's beliefs and assumptions as determined by current information available. When used in this Offering Circular words such as "anticipate," "believe," "estimate," and depending on the context "may," and similar expressions are intended to identify forward-looking statements. However, such statements only reflect management's current view with respect to future events, and are subject to risk of uncertainty and the risk that the underlying assumptions may prove inaccurate. Agri-Labs' actual performance may fall materially short of the financial projections and actual results may vary from those anticipated or estimated.

Agri-Labs' Ability To Pay Dividends On Class B and Class C Shares In The Future Can Not Be Guaranteed. Agri-Labs has declared a dividend on Class B shares for each calendar year from 1987 through 2007. The first dividend declared by Agri-Labs in 1987 on Class B shares was for $0.25 per share. The dividend has been $1.10 per share between 1998 and 2006. The dividend was $1.15 per share for the year 2007. For the years 2000 to 2002 those dividends were prorated to reflect the length of ownership of the Class B shares during the year for which the dividend was declared. Class C dividends have been paid since the issuance of Class C shares in 2004 with a $ .50 per shares dividend declared for 2004, a $1.10 dividend declared for the years 2005 and 2006, and a $1.15 dividend declared for the year 2007. Though the Company historically has been able to pay dividends on Class B and Class C shares, there is no guarantee that Agri-Labs' profitability and ability to pay dividends on Class B or Class C shares in the future will continue.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends on Class B and Class C shares, but not Class A shares. Going forward it intends to declare dividends on Class B and Class C shares equally, but not on Class A shares. However, the ultimate decision on declaring dividends in the future is subject to the unrestricted discretion of the Board of Directors.

Changes In The Animal Health Biologicals And Pharmaceuticals Industry Could Adversely Affect Our Business. The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies have significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

Loss Of Agri-Labs' Relationship With Key Distributors Could Materially Affect Its Business. Agri-Labs' customer base is comprised of several retail distributors of its animal health products. Ninety Six percent (96%) of its annual revenues are generated by its 17 Class A shareholders. Agri-Labs top five (5) distributors in 2007 represented approximately Sixty Seven and One-Half Percent (67.53)% of its total revenues. The U.S. animal health market over the last 12 years has experienced consolidation of manufacturers and distributors. It is predicted that this trend will continue and consolidation of distributors could have a negative impact on Agri-Labs' customer base. A change in ownership of its top five (5) distributors has the potential to adversely impact future revenue for Agri-Labs if new owners determine to discontinue doing business with Agri-Labs.

Loss Of Agri-Labs' Relationship With Key Suppliers Could Materially Affect Its Business. It is typical for many animal health products produced in the United States, especially generic drugs, to rely on raw ingredients from international sources. Some of the raw materials used for Abbreviated New Animal Drug Applications ("ANADA") products owned by Agri-Labs are sourced from raw ingredient suppliers outside the United States in such countries as China, India

and Ireland. Adverse conditions related to trade relations, international affairs or other political factors could limit the supply of key products marketed to and/or sold by Agri-Labs. This could result in a supply shortage for its customer base, which could affect its revenue and profit potential.

The Introduction Of New Products Into The Cattle Vaccine Market To Compete With TITANIUM® And/Or MASTER GUARD® Vaccines Could Materially Affect Agri-Labs' Business. In the event new product vaccines are developed that compete with Agri-Labs cattle vaccines, the company's annual revenues could be affected, which may materially adversely affect its revenues.

USE OF PROCEEDS

The primary business purpose in issuing Class B and Class C shares is not to raise capital for business needs, although the funds raised will provide working capital for the general needs of Agri-Labs to fund future growth and the redemption of Class A, B and C shares as needed. The primary reason for issuance of the shares is to create an incentive within the distribution network of Agri-Labs to market Agri-Labs' products. This ownership stake provides an economic incentive for salesmen to market and veterinarians to use and prescribe Agri-Labs' products. It builds and promotes brand loyalty within the distribution network and key veterinary clinics. The proceeds from the Offering will be reflected on Agri-Labs' balance sheet as contributed capital, and will be retained as working capital and applied by Agri-Labs for its general business needs to maintain current levels of capital as industry consolidation occurs.

The anticipated uses of the proceeds from this Offering is contained in the following table:

Gross aggregate proceeds	$4,820,000.00
less offering expenses	$0.00[3]
net proceeds after offering expenses	$4,820,000.00

Principal Purposes	25% Proceeds (.00)		50% Proceeds (.00)		75% Proceeds (.00)		100% Proceeds (.00)	
R & D Investments	$1,205,000.00	100%	$1,205,000.00	50%	$1,807,500.00	50%	$2,410,000.00	50%
Product Acquisition			$964,000.00	40%	$1,084,500.00	30%	$1,446,000.00	30%
Infrastructure			$241,000.00	10%	$361,500.00	10%	$482,000.00	10%
Marketing					$361,500.00	10%	$482,000.00	10%
Total	**$1,205,000.00**	**100%**	**$2,410,000.00**	**100%**	**$3,615,000.00**	**100%**	**$4,820,000.00**	**100%**

[3] Offering expenses estimated at $30,000 which include printing, accounting and legal services, are paid directly by the Company from revenue sources other than the Offering Proceeds.

The research and development (R & D Investments) use of proceeds described above will fund the development of extensions to current product lines involving cattle biologicals, and the development of new biologicals, generic pharmaceuticals and new animal pharmaceuticals. The Product Acquisition category would potentially fund the cost of acquiring biological and pharmaceutical products from other animal health manufacturers currently marketing such products who are divesting themselves of the products. Infrastructure expenditures would involve the cost to fund additional equipment and personnel as the Company grows. Finally, anticipated use of proceeds for marketing would involve supporting strategies to grow and enhance products and markets such as advertising, customer education, industry promotional events and customer purchase incentives.

DESCRIPTION OF BUSINESS

Agri-Labs is a Delaware corporation formed in August of 1984. It is engaged in business as a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market.

History

August 1984-Agri-Laboratories, Ltd. established as a buying group with 25 distributor/members and founding management team.

September 1984-Agri-Labs® label introduced for a line of large animal biological, pharmaceuticals and insecticides.

January 1985-First Performer® brand products for companion animals launched.

November 1985-Prolabs® label prescription products introduced.

July 1987-Distributors/shareholders consolidate outstanding stock, making Agri-Labs 100% distributor employee owned. New corporate sales, marketing and distribution headquarters are dedicated in St. Joseph, Missouri.

June 1989-EquiLabs® line of products for horses launched.

January 1991-Generic Drug Law ("GDL") goes into effect.

June 1992-Agri-Labs receives first Abbreviated New Drug Application ("ANADA") approval under the GDL: Di-Methox® Soluble powder.

May 1995-Agri-Labs introduces new management team.

April 1996-Company increases commitment to the small animal market with a new line of companion animal vaccines: Champion Protector®.

September 1997-Under an innovative marketing agreement, Agri-Labs launches the first private

label ivermectin products (products that control worms in animals): TOP LINE® for cattle and DOUBLE IMPACT® for cattle and swine.

October 1998-Under a unique manufacturer/distributor agreement, Agri-Labs helps develop and launch TITANIUM® and MASTER GUARD®, a new line of MLV cattle vaccines.

Agri-Labs is a leader in distribution, marketing and sales in the United States.

Agri-Labs is a marketing and sales company with a history of successful product introductions in all animal health species. Agri-Labs is owned by its distributor shareholders. Their combined sales represent over $1.2 billion in product sales or 47% of the total animal health products sold in the United States. In an era when manufacturers are cutting back on direct sales forces and relying more on outside distributors with marketing capabilities, Agri-Labs stands apart. Agri-Labs functions as an active marketing partner exploring markets and developing products with its animal health product suppliers.

Agri-Labs' mission goes beyond providing quality animal health products to the industry. Agri-Labs believes it is critical to strengthen the partnerships with its customers, its distribution network and the manufacturers with which it works. These professional partnerships will enable Agri-Labs to better serve its mutual customers.

Agri-Labs represents the interests of the manufacturers in the industry. The Company's distribution network allows animal health product providers to maintain and increase production volume while introducing and supporting products in new market territories. In an effort to expand animal health sales both domestically and internationally, Agri-Labs has entered into joint ventures with manufacturers which have helped develop and market new products, and reintroduced and extended the market life of existing, older products.

Agri-Labs facilitates the development and marketing of new animal health products by serving as an intermediary between researchers and research & development firms/ manufacturers. It actively seeks out researchers who are developing solutions to meet the need for new products and arranges a relationship between researchers who originate the product concept and research & development/manufacturing firms who can provide the resources to obtain government approval and bring the product to market. In exchange for its services, Agri-Labs attempts to position itself to obtain the exclusive right to market the resulting product. It is currently engaged in such projects with at least five manufacturers/research & development entities.

Distribution and Sales.

The heart and soul of Agri-Labs is its distributor network. From its founding, every distributor was in an ownership position with the Company. Currently, elected representatives of shareholders serve on the Board of Directors participating actively in policy making. This management/distributor relationship gives Agri-Labs a unique perspective on the market. A direct result of shareholders' input is the Company's marketing approach. It does not market its products based on individual animal species market demand. Rather, it bundles its products

across multiple species markets, e.g., bovine, equine and swine market demand. This offers end-users virtually all products needed for any operation whether they be pharmaceuticals, biologicals, insecticides or accessories. This 'bundling' makes product decisions simpler and provides a springboard for driving sales across multiple species market opportunities. Agri-Labs distribution network consists of 425 outside sales representatives of Class A shareholders who market the products by traveling to and personal contact with potential purchasers. It also utilizes a staff of 225 inside sales representatives who are engaged in on-site telemarketing from Class A shareholder's office locations. In addition, Agri-Labs has field-based sales representatives and a field technical service staff to support our products. Agri-Labs distribution through its Class A shareholders has 140 locations located throughout the United States to reach customers in all specie segments. These distribution locations are retail stores or branch stores of Class A shareholders which are retail sales outlets for products distributed by Agri-Labs. Agri-Labs provides comprehensive training, up-to-the-minute technical data and complete product information. The Company's approach to marketing is also seen in its sales training seminars and incentive programs. Agri-Labs markets, distributes and sells products through our warehouse and shipping facility based in St. Joseph, Missouri. Agri-Labs' experienced and knowledgeable sales and marketing team can provide manufacturers a strong partner to bring products to the marketplace.

Support

Aside from the efficiency of the distribution/sales network, the biggest advantage manufacturers derive from a partnership with Agri-Labs is the marketing support. The Agri-Labs management team represents over 150 years of marketing and sales experience. This wide-ranging experience has allowed management to develop and initiate a marketing program that has proven success.

Agri-Labs' Purpose.

Agri-Labs' fundamental purpose is to be the most reliable, honest and innovative animal health company by providing more value and service to its customers.

Agri-Labs targets all marketing efforts toward making purchasing decisions easy. The distinctive and attractive labeling on all of the Company's product lines is designed to achieve maximum brand awareness and encourage brand loyalty and cross-purchasing. Product catalogs are directed at individual market segments. Veterinarians, beef/dairy, swine and poultry producers can find all their pharmaceutical, biological, insecticide and sundry needs in one place, as can pet owners and horse owners.

The Company engages in extensive advertising efforts on national and regional levels while providing distributors, veterinarians and retailers with promotional materials and powerful incentive programs. The sales force is provided with technical information, product comparisons and sales oriented consumer aids. To increase market demand and resulting sales the Company frequently employs direct mailings to targeted market groups. Agri-Labs can respond rapidly to the market and most requests and inquiries can be handled immediately on the local level.

Innovation.

The establishment of Agri-Labs in 1984 was an innovation in itself. Since then the Company has continued to break new ground in the industry.

Agri-Labs was one of the first agri-marketing distributors to apply for, and be granted, an Abbreviated New Animal Drug Application (ANADA) under the Generic Drug Law. To date the Company has been awarded twelve (12) ANADAs and continues to be active in ANADA and New Animal Drug Application (NADA) development and acquisition. The Company currently owns twelve (12) ANADAs. It owns no NADAs.

The Generic Animal Drug and Patent Term Restoration Act (GADPTRA) was enacted into law in 1988. Essentially it established a mechanism for obtaining approval of generic copies of pioneer NADAs with reduced testing requirements since the products had already been proven safe and effective. This created the Abbreviated New Animal Drug Application or ANADA. It also has a provision to restore a certain amount of patent protection to the pioneer company to compensate for protection lost during FDA regulatory review. The regulatory approval process requires demonstration of either chemical equivalency or actual bioequivalency depending on the dosage form in question. All true solution dosage forms or products that are constituted into a solution prior to administration (soluble powders) qualify for a waiver from conducting bioequivalency testing and only require demonstration that the product formulation is the same or nearly the same as the pioneer and is stable. Other dosage forms (pastes, tablets, suspensions) generally require bioequivalency testing versus the pioneer product. This usually is in the form of a blood level bioequivalency study but can be a clinical bioequivalency study if measurable blood levels of the product in question are not attainable. These studies along with other data are submitted to the Center for Veterinary Medicine (CVM) as an ANADA. CVM is a division of the Food and Drug Administration (FDA). If all data submitted is determined by CVM to be satisfactory and the manufacturer of the finished product is considered to be in compliance with Current Good Manufacturing Practices (CGMPs), the CVM will issue an approval letter to the sponsor of the application. The product can then be legally marketed.

The significance of owning ANADAs has been and is providing a proprietary product and position to remain competitive and provide a greater return to our shareholders than simply buying and selling product owned by manufacturers or suppliers. It also affords Agri-Labs greater control and flexibility in managing and growing our business.

Agri-Labs has also been recognized by the industry for its marketing support. Throughout the years the Company has been an active and enthusiastic supporter of the National Cattlemen's Beef Association ("NCBA") and the National Pork Producers Council ("NPPC") programs and events.

The company took another innovative step in 1998. To expedite product development, conduct first hand product research and provide technical assistance, the Company hired a Doctor of Veterinary Medicine to head up its Tech Services Team. Today, the Company has a full team of experts to provide technical support to its customers. Additionally, veterinarian distribution was added in 1997 and currently represents approximately 45% of annual revenue.

Since 1997 Agri-Labs has entered into exclusive business arrangements and technology transfer agreements which have allowed the Company to introduce TOP LINE® and DOUBLE IMPACT® ivermectin, insecticides and launch a line of MLV cattle vaccines: TITANIUM® and MASTERGUARD®.

In 1984, the founders of Agri-Laboratories, Ltd. took a look at the animal health industry and decided that things could be done in a different, better way. They recognized that a well managed network of diversified, independent distributors could get more manufacturers' products into the hands of more producers, more efficiently. Innovation is a way of life at Agri-Labs. Everyday the Company continues to look into opportunities and possibilities for improvement upon how it does business.

Agri-Labs currently markets more than 750 products through its branded product lines of Agri-Labs®, ProLabs®, and Tradewinds®. Through these multiple brands it can reach the United States' market in each marketing channel for its customers.

Number of Employees

During the 2007 calendar year Agri-Labs had fifty-three (53) full time employees. In 2004 it had forty-four (44) full time employees and three (3) part time employees.

Short-Term Liquidity and Capital Resources

The Company's amount of accounts receivable vary from month to month and can reach relatively high levels. However, this is not indicative of any cash flow problems or difficulty with collections. Rather, it is largely a consequence of extended payment terms offered to its customers. This is a common practice in the animal health industry utilized to move inventory because of the dating or relatively limited shelf life of the products. Extended payment terms are frequently provided by Agri-Labs' suppliers and are passed through to customers. Also, these terms are utilized as a marketing and promotional tool to move product out of the Company's warehouse to our customers. To the extent Agri-Labs can load up its customers' inventory, it lessens the opportunities for competitors to make inroads in selling their products to our customers. The extended payment terms can vary from 60 to 120 days, or longer, depending on the profitability of the product and how critical the sale of the product is to current business needs. Notwithstanding the occasional spike in the level of these receivables, the Company has never experienced significant collection problems. Historically, less than one percent (1%) of accounts receivable have become past due. The Company has a solid record for customer collections. Consequently it does not believe any allowance for doubtful accounts is warranted in its financial statements.

The Company does have short-term working capital requirements to carry these receivables, purchase inventory and meet its operating needs. However, these needs are adequately provided for by adequate credit limits and payment terms provided by the Company's suppliers and through outside bank financing. The Company has a $10 million line of credit through Commerce Bank, the Company's lender for over 15 years, at 1% below prime. The Company is

in compliance with the covenants of the loan agreement and engages in periodic discussion with bank officers on the Company's direction and needs. Agri-Labs believes an increase in this line of credit could be obtained if needed. The Company's short-term working capital requirements is not one of the reasons for this Offering.

Competitive Conditions

Manufacturers of biologicals and pharmaceuticals products have the option of selling their products directly to livestock producers, veterinarians and dealers or using independent distributors, private label companies and marketing companies. Agri-Labs is positioned in the industry as a private label company and marketing company with no proprietary manufacturing capacity. It works with manufacturers to produce the Company's private label and proprietary products. Agri-Labs aligns itself with manufacturers who need sales and marketing expertise and a distribution network to bring products to the veterinary and retail livestock and consumer markets in the most economical manner. Agri-Labs competes with manufacturers of products with similar label indications that sell their products directly to veterinarians and these retail markets.

Agri-Labs has successfully competed in this market since 1984 by providing an outlet for manufacturers of animal health at a competitive price. By utilizing the volume purchasing opportunities of its distribution networks, it is able to provide animal health products to its distribution customers and their customers at competitive prices. Its competitive advantage is gained from having less infrastructure and overhead expense than its competitors, manufacturers who directly market their products, who must maintain the overhead and staff to support manufacturing operations. Agri-Labs supports its competitive pricing with marketing and sales support for its distribution network.

Agri-Labs' ownership of generic drugs and its development of proprietary biologicals has provided Agri-Labs an additional opportunity to compete with major manufacturers in product categories that are more profitable and have a longer product life cycle than comparable products.

The animal health industry continues to experience consolidation of the livestock industry that includes beef and dairy cattle, swine and poultry. This consolidation has given rise to pricing pressures on commonly used animal health products. The need of manufacturers to move products through production to maintain large inventories has provided pressure to discount the price of products. Also, significant FDA regulations have inhibited suppliers to Agri-Labs from introducing new products and maintaining a consistent supply of current products to distribute. These factors combine to limit supplies and therefore sales opportunities.

The Business of Tradewinds, Inc., a Wholly Owned Subsidiary

Tradewinds, Inc. ("Tradewinds") is a wholly owned subsidiary of Agri-Labs. The officers of Tradewinds are all officers of Agri-Labs: Steve Schram is President, Terry Christie is Secretary and Helen Taylor is Treasurer. The business of Tradewinds consists of selling selected animal health products of Agri-Labs under the brand name of Tradewinds to distributors who are not

Class A shareholders of Agri-Labs. This allows Agri-Labs to reach a broader market with these selected products. The focus of these products is the over-the-counter, companion animal, pharmaceutical and biological products.

Principal Customers of Agri-Labs

The following table represents the principal customers of Agri-Labs and the percentage of sales attributable to these customers for the last two fiscal years:

	2007 % of Sales	2006 % of Sales
Members - Class A Shareholders		
Professional Vet Products	19.49%	16.90%
Vet Pharm* (shares redeemed in 2008)	14.12%	14.76%
Walco/Hi Pro	9.31%	8.68%
MWI Vet Supply	14.15%	14.27%
West Plains Vet	3.15%	3.07%
Valley Vet Supply	2.37%	3.07%
Robert J. Matthews, Co.	4.60%	4.54%
Animal Pharmaceuticals, Inc.	0	1.74%
Animal Medic	1.93%	2.13%
Veterinary Pharmaceutical, Inc	0	0.95%
Vet & Poultry	3.00%	3.47%
Fuller Supply Co., Inc.	1.53%	1.76%
Jeffers, Inc.	1.49%	1.48%
Northwest Veterinary Supply	1.65%	1.14%
Southern Livestock	2.91%	1.33%
Michigan Vet Supply	0.51%	0.53%
United Pharmacal Co., Inc.	0.59%	0.55%
National Animal Health	0.11%	0.12%
IVESCO	10.47%	8.09%
Lextron, Inc.	4.77%	2.83%
Non Members	3.85%	8.83%
Totals	**100.00%**	**100.00%**

Research and Development/Technical Trials

Agri-Labs in the regular course of its business enters into joint development agreements with manufacturers. Pursuant to these agreements Agri-Labs obtains exclusive marketing rights for the resulting products and/or royalty payments or a share of profits in exchange for funding part of the research and development costs. Agri-Labs is constantly looking for ANADA and NADA products to develop and acquire. It routinely funds technical trials, veterinary tests and research and development costs to insure there is a market for these products.

Terry Christie, Vice President of Research and Development of Agri-Labs, serves as the leader of a Product Review Team ("PRT") whose function is to review and approve all biological and pharmaceutical research projects. Once a project is approved by the PRT and Agri-Labs' Board

of Directors, the PRT assigns responsibility for each project and monitors the progress on a monthly basis. Mr. Christie leads and coordinates any pharmaceutical project if developmental work is required. This work typically requires finding and developing an active ingredient source, finding and reaching an agreement with a finished product manufacturer, developing a finished product, coordinating all testing and compilation of data necessary to file an ANADA. Mr. Christie prepares the ANADA application if Agri-Labs is going to be the sponsor of the application and does all of the regulatory follow up with the CVM until the application is approved. He also does all post-approval regulatory work.

Agri-Labs is involved in research and development activities to obtain a proprietary interest in products. This leads to higher risk, but also creates the opportunity for higher profitability and return to shareholders than simply buying and selling product. To date, the Company has been successful in these endeavors and returns have outweighed the risk. Of course, there is no guarantee this trend will continue.

During the 2007 calendar year Agri-Labs spent $439,567.00 on research and development. In 2006 it spent $685,899.00 on research and development.

Characteristics Of Agri-Labs' Operations And Industry Which May Have An Impact Upon Future Financial Performance.

Agri-Labs currently has the exclusive right to market certain products. Investors should review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs could lose the exclusive right to market these products.

Agri-Labs has entered into an agreement with Diamond Animal Health, Inc. for the exclusive right to market certain bovine vaccines. These products are known by the trade names TITANIUM® and MASTERGUARD®. Agri-Labs was given the exclusive right to market these products in exchange for its agreement to meet certain escalating levels of product distribution. The Second Amendment to the Amended and Restated Bovine Vaccine Distribution Agreement is dated December 10, 2004 and extends through December 15, 2009. The Third Amendment to the Agreement dated May 26, 2006, revises the 3rd and 4th quarter 2006 purchase orders, and revises the terms of the loan between Agri-Labs and Diamond. The loan has since been paid in full. The Fourth Amendment dated November 16, 2007, removes the exclusive right to market the products in Canada, and states that the distribution rights become non-exclusive after Contract Year 2009 through the remainder of the term of the Agreement. The exclusivity provisions in the contract are further expressly conditioned on Agri-Labs meeting a certain minimum volume of sales on an annual basis over the life of the contract. If Agri-Labs fails to meet these minimum product sales requirements it could lose the exclusive right to sell these vaccines. However, Agri-Labs owns the exclusive rights to the trade names and other potential future distributors of these vaccines could not use these trade names.

Investors should also review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs' business could be materially adversely affected by the loss of its relationship with key distributors and suppliers.

The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies has significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

Agri-Labs is directly affected by regulation by the FDA and the CVM, a division of the FDA. The CVM reviews all applications Agri-Labs submits for ANADAs and either denies or approves those applications. Furthermore, the FDA has authority to inspect Agri-Labs' physical facility with regard to storage and handling of pharmaceuticals. The FDA also has authority to remove from distribution products which Agri-Labs distributes.

Agri-Labs is only indirectly affected by regulation by the USDA, EPA and DEA. Agri-Labs does not directly interact with the USDA. It does not submit applications to the USDA for biologicals. However, it could be affected if the USDA took any adverse action with respect to the license for TITANIUM® and MASTERGUARD® held by Diamond Animal Health since Agri-Labs holds the exclusive rights to market these products. Also, the USDA and EPA have authority to remove from distribution products which Agri-Labs distributes. Agri-Labs has no direct interaction with the DEA. It does not distribute drugs which fall under the jurisdiction of the DEA, and therefore would not be affected by DEA action to remove products it regulates from distribution.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

DESCRIPTION OF PROPERTY

Agri-Labs currently leases its physical plant from K-Highway, a Missouri general limited partnership. The terms of the lease are triple net with the first term expiring December 31, 2005 and two 5 year options thereafter. The first five year renewal option was exercised by Agrilabs and the term ends December 31, 2010. A "triple net" lease or net-net-net lease is a lease whereby the lessee is responsible for maintaining insurance, taxes and maintenance on the leased premises. The Plant lease agreement currently requires a monthly rent of $31,335. The facility consists of 21 offices totaling 8,000 square feet and a warehouse with storage representing 46,000 square feet. This facility is located at 20927 State Route K, St. Joseph, MO 64505. This is the sole warehouse and executive offices of Agri-Labs. K-Highway is an entity owned by certain Class A shareholders and certain employees of Agri-Laboratories, Ltd. as follows:

Southern Livestock Supply Co., Inc.
Michigan Veterinary Farm Supply
Robert and/or Velma Lohmann
Double E Investments
National Animal Health
William Fuller
Lakeland Vet, Inc.
Robert J. Matthews Co.
Keith & Dorothy Jeffers
Larry Gladfelter
Dr. Arnold Nagely and Dr. Raymond L. Shultz as joint tenants
Helen Taylor
Terry Christie
Edward Bradford, Trustee of the Edward Bradford Trust
David S and Meta K. Cunningham, Trustees of the Cunningham Revocable Trust
Cary Becker and Barbara J. Becker, Trustees of the Becker Family Revocable Trust
Lowe and Wilcox Enterprises, LLC
Herman O. Haenert and Judith A. Haenert, Trustees under the Haenert Living Trust

The general partner of K-Highway is K-Highway General Partner, Inc., a Missouri corporation solely owned by the CEO and Chairman of the Board of Agri-Labs, Steve Schram.

DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

Directors

Name	Company	Mo/Year Nominated	Term Expires
Chuck VanderPloeg, Age 52	Lextron, Inc.	March 2008	March 2011
Dr. Robert Matthews, Age 66	R.J. Matthews Co.	March 2008	March 2011
Greg Lowe, Age 49	West Plains	March 2007	March 2010
Bill Fuller, Age 70	Fuller Supply	March 2007	March 2010
Gary Huffine, Age 60	IVESCO, LLC.	March 2006	March 2009
Walt Evans, Age 53	UPCO	March 2006	March 2009
Steve Schram, Age 47	Agri-Labs	N/A	Upon termination of employment as CEO

Outside Directors

Name	Mo/Year Nominated	Term Expires
Lou Pascarella, Age 45	March 2005	March 2010
Frank Carter, Age 54	March 2008	March 2010

Directors

Mr. VanderPloeg is the President & CEO of Vet Pharm, Inc., a fully-owned subsidiary of Lextron, Inc. Mr. VanderPloeg has worked with Vet Pharm for over 25 years. Vet Pharm is a full service animal health products distributor providing services to veterinarians across the United States since 1983 having locations in Sioux Center, Iowa, Sioux Falls, South Dakota, and Jerome, Idaho.

Dr. Matthews is the Vice President of Robert J. Matthews Co., an animal health and related products distributor out of Massillon, Ohio. Dr. Matthews has been with the company that was founded by his father, Robert J. Matthews, since August, 1969. Prior to that time, he was in private practice after receiving a DVM degree from The Ohio State University in 1966.

Mr. Lowe is the owner of West Plains Vet Supply in West Plains, Missouri. West Plains Vet Supply has been in the animal health and veterinary supply business since 1962, when the company was founded by Bill Lowe. Mr. Lowe has been with the company since 1981.

Mr. Fuller is the President and CEO of Fuller Supply Company, Inc., located in Birmingham, Alabama. Fuller Supply has been in the animal health and veterinary supply business since 1935 when the company was founded by William Fuller, Sr., Mr. Fuller's father. Mr. Fuller took over as President and CEO of the company in 1967.

Mr. Huffine has been employed by IVESCO (formerly Iowa Veterinary Supply, Co.) since 1979 as promotions manager, sales manager, sales and marketing manager and currently as Vice President,

Sales & Marketing. After serving as an Artillery Officer in the Army in the late 1960's, Mr. Huffine graduated from the University of Tennessee with a BS in Agriculture in 1972, worked for Gold Kist in the Southeast in a variety of distribution assignments for 5 years and then with the Upjohn Company as a sales representative in Iowa and surrounding states. In addition to his variety of duties at IVESCO, Mr. Huffine serves on the board of AVDA (American Veterinary Distributor Association). His free time is spent with family (now includes five grandchildren) around the water, fishing if possible.

Mr. Evans is part of the second generation of the Evans family to work in the pet products industry, and is the President of United Pharmacal Co., and entity created by his father almost 60 years ago.

Mr. Pascarella resides in Athens Tennessee where he is the managing partner with the firm Pascarella & Miller, Certified Public Accountants and consultants. He also has served as an adjunct professor in the school of business at Tennessee Wesleyan College. He holds a Masters in Business Administration from the University of Tennessee.

Mr. Carter has been employed with Systems Material Handling Co. (SMH) since June of 2000 and is currently Vice President & General Manager. Mr. Carter's areas of specific responsibility include Distribution Operations, Accounting & Finance, and Information Systems. SMH is a distributor of after-market, replacement parts for the forklift industry. Mr. Carter joined SMH in advance of the sale of the company to its current Belgium-based ownership and worked with the owner to ready the company for sale by changing the accounting, banking and insurance representation to entities more aligned with SMH's needs. From 2000 through 2007, SMH has grown from a revenue size of $50MM to its current size of over $200MM.

Executive Officers

Steve Schram serves as Chief Executive Officer and Chairman of the Board of Directors of Agri-Labs. He is 46 years of age. He was born and raised in Iowa. He graduated from Anthon Oto High School in 1979. He graduated from Iowa State University with a B.S. in Animal Science in 1983. He began his career in the animal health industry with Syntex Animal Health in 1983 and held the following positions with Syntex:

- Sales Representative 1983-1986
- Regional Manager 1986-1988
- Product Manager 1988-1989
- National Sales Manager 1990-1992
- Business Unit Manager 1992-1995

He joined Agri-Labs as Director of Sales and Marketing in 1995. In 1997 Schram was elected President of Agri-Labs. He established a wholly owned subsidiary of Agri-Labs, Tradewinds, Inc. He currently serves as President, CEO and Chairman of the Board of Directors of Agri-Labs.

Dave Cunningham serves as Executive Vice President of AgriLabs. He is 42 years old, graduated from Winterset High School in Winterset, Iowa in 1983. He graduated from Iowa

State University with a B.S. in Animal Science and a minor in economics. He began his career in animal health distribution with Lextron, Inc.

He joined Hoechst-Roussel Agri-Vet in 1990 and held the following positions: .

- Sales Representative
- Business Development Manager
- Marketing Manager
- Regional Sales Manager

In 1995 he joined Boehringer Ingelheim Vetmedica and held the following positions:

- Manager, Account Services
- National Sales Manager
- Director, Cattle Division
- Vice President Cattle Division
- Vice President of Food Animal Marketing

In 2004 he joined AgriLabs in his current position

Terry Christie serves as Vice President of Research & Development for Agri-Labs. He is 56 years of age. He was born and raised in Missouri. He graduated from South Harrison High School in 1969. He attended Northwest Missouri State, Maryville, Missouri from 1969 to1971 and Missouri Western State College, St. Joseph, Missouri from 1972 to 1974 where he graduated with a B.S. in Biology and a Minor in Chemistry. Prior to joining Agri-Labs his professional background is as follows:

- Assistant Mgr. Parenteral Dept. Medico, Elwood, KS 1974-1980.
- Director of Quality Assurance, Tech America, Elwood, KS (formerly Medico), 1980-1986
- Superintendent of Production, Fermenta Animal Health(formerly Tech America) 1987-1989

Mr. Christie was hired in his present position with Agri-Labs on October 30, 1989. As Vice President of Research and Development, Mr. Christie is responsible for pharmaceutical animal drug development. All such projects are decided upon through the Product Review Team (PRT). Once a project is established, Mr. Christie is responsible for outsourcing the active ingredient and finished product manufacturing, and coordinating the project through the development and filing of the animal drug application (either ANADA or NADA) with the Center for Veterinary Medicine. Once a product is approved, Mr. Christie coordinates contract manufacturers and Agri-Labs sales and marketing personnel for production of the finished product.

Helen Taylor is the Chief Financial Officer for Agri-Labs. She was born and raised in Missouri. She graduated from Savannah High School in 1974. She attended Northwest Missouri State College in St. Joseph, Missouri and graduated with a B.S. degree in Accounting in July of 1977. She was a staff accountant with the public accounting firm of Melvin P. Ketter, CPA from 1977

to 1978. She passed her CPA exams and was licensed in November of 1978. She then served as a staff accountant with the public accounting firm of Bill Blanchard, CPA from 1978 to 1984. She obtained a Masters of Business Administration from NW Missouri State University in 1983. She established her own accounting firm in 1984 and was actively engaged in that business from 1984 through 1996. She was also a full time instructor at Missouri Western State College from 1985 through 1996. She served as Director of Finance for Agri-Labs from April, 1997 to 2001. She has been Chief Financial Officer of Agri-Labs since January, 2002. Her age is 51.

Edward S. Sloan, Secretary – Serves as national legal counsel for Agri-Labs. His employment is with Waldeck, Matteuzzi & Sloan, P.C. in Leawood, Kansas. He also serves as recording secretary for all Shareholder and Board of Director meetings. He is one of the founding shareholders in Waldeck, Matteuzzi & Sloan, P.C. Mr. Sloan is in charge of the business section of the firm. He serves as counsel to a multitude of clients handling transactional work, the formation of business entities, financial affairs and operational issues for his clients. He is 47 years old.

Cary Becker serves as Vice President of Sales. He was hired in this position on May 1, 1999. He is 48 years of age. He was born in Yankton, South Dakota and raised in Hartington, Nebraska. He graduated from Hartington Cedar Catholic High School. He attended and graduated from Kearney State College in Kearney, Nebraska in 1984 with a BS degree in Business Marketing & Finance, and a minor in Ag Economics and Biology. His professional background prior to joining Agri-Labs is as follows:

- 1984-1989 Ralston Purina Company/Purina Mills, Inc. Territory & District Sales Manager
- 1989-1995 Syntex Animal Health, division of Syntex Laboratories. Started as Territory Sales Manager, promoted to Regional Sales Manager in 1991.
- 1995-1999 Fort Dodge Animal Health, division of American Home Products. Regional Sales Manager.

RENUMERATION OF DIRECTORS AND OFFICERS

Title	Total Annual Compensation
Chief Executive Officer, President & Chairman of the Board	$458,036.00
Vice President of Research and Development	$347,714.00
Executive Vice President	$333,903.00
All Officers and Directors as a Group (Note: This consists of 5 Officers and 2 Directors who were compensated)	**$1,475,267.00**

There is one (1) stock plan approved by the Board of Directors as follows:

1. Executive Share Appreciation Plan. Agri-Labs has established a Restated Executive Share Appreciation Plan ("Plan") under which any employee who is recommended by the CEO and approved by the Board of Directors may be granted Share Units, which is a unit of future incentive compensation tied with the book value of a share of Agri-Labs' stock at the time the units are granted. The Share Units granted vest 20% per year over a five-year period. The holder of the Share Unit may convert the units to shares, but is not obligated to do so. Upon termination of employment the employee holding the units is entitled to receive as deferred compensation the full appreciation in the book value of the shares underlying the units at the time of termination over the original book value at the time the units were granted. The CEO Steve Schram has 15,000 Class A Share Units, all of which are fully vested. The book value of the Class A shares at the time Class A Share Units were granted and the strike price for conversion of the units is $8.56 per share. The Units were granted on January 1, 1997. Dave Cunningham, Executive Vice President has 10,000 Class A Share Units, all of which are fully vested. The book value of the Class A shares at the time Class A Share Units were granted and the strike price for conversion of the units is $19.48 per share. The Units were granted on January 1, 2003.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Each of the 17 Shareholders of Agri-Labs currently has in place a Distribution Agreement for Agri-Labs' products. This Distribution Agreement runs for a twelve (12) month period and is renewed annually. The Distribution Agreement between the Class A Shareholder and Agri-Labs allows for the distribution of Agri-Labs' products through the retail operation of the Class A distributor Shareholders.

Under the agreement Agri-Labs authorizes the distributor to sell its products and the distributor agrees to use its best efforts to sell these products. The sales prices are set in an exhibit to the agreement, and Agri-Labs has the unilateral right to revise these prices at its discretion. Payment for purchases by the distributor is due 30 days after invoice. Unpaid balances accrue interest at the rate of 1 ½%. Credit limits for distributors are set forth in an exhibit to the agreement. Payments due under the agreement are secured by a pledge of the distributor's Class A shares. Under the agreement the distributor agrees to keep confidential certain matters including customer lists, marketing information, proprietary product information, prices and financial information. Agri-Labs has the ability to terminate the agreement on the occurrence of certain events defined in the agreement.

The amounts of accounts receivable owed by Class A Shareholders as of December 31, 2007 and the aging report with respect to these accounts is contained in the following table:

	12/31/2007	%
Members	**A/R Balance**	**of A/R**
Professional Vet Products	$1,051,047.16	19.30%
Vet Pharm (shares redeemed in 2008)	$364,003.75	6.68%
Walco	$498,363.34	9.15%
MWI Vet Supply	$745,900.76	13.70%
West Plains Vet	$82,466.38	1.51%
Valley Vet	$89,997.10	1.65%
Robert J. Matthews, Co	$341,100.12	6.26%
Animal Medic	$94,206.56	1.73%
Vet & Poultry	$170,022.55	3.12%
Fuller Supply Co., Inc	$32,172.69	0.59%
Jeffers, Inc	$67,402.83	1.24%
Northwest Veterinary Supply	$246,033.10	4.52%
Southern Livestock	$29,548.27	0.54%
Michigan Vet Supply	$7,559.09	0.14%
United Pharmacal Co., Inc	$12,196.19	0.22%
National Animal Health	$3,910.77	0.07%
IVESCO	$491,320.97	9.02%
Lextron, Inc.	$273,123.36	5.03%
Non Members	$845,147.99	15.53%
Totals	$5,445,522.98	100.00%

The aging of the Accounts Receivable is as follows:

Current	85.55%
30-60 Days	13.59 %
Over 60 Days	0.86 %
	100.00%

In addition to the Distribution Agreement between the Class A Shareholders and Agri-Labs, certain of the Class A Shareholders are owners of the Missouri General Partnership which owns the physical facility in which Agri-Labs maintains it corporate headquarters. K-Highway Limited Partnership is a Missouri Limited Partnership in which the only asset is the real estate and improvements located at 20927 State Route K in St. Joseph, Missouri. The General Partner of the Partnership is K-Highway General Partner, Inc., a Missouri Corporation, which is wholly owned by Steve Schram, the CEO and Chairman of the Board of Directors of Agri-Labs. Agri-

Labs leases its physical facilities, a warehouse and executive offices from the Partnership. Under the terms of the Plant Lease Agreement, Agri-Labs is currently obligated to pay a monthly rent of $31,335.00.

PRINCIPAL STOCKHOLDERS

The following table reflects the beneficial ownership of voting securities of Agri-Labs, Class A shares, for each person who is a director:

Director	Company through which Stock Owned	Shares Owned	Percentage of Outstanding Class A Shares
Walt Evans 3705 Pear Street St. Joseph, MO 64503	Double E	15,000	5.88%
Gary Huffine 124 Country Club Road Iowa Falls, IA 50126	IVESCO, L.L.C.	15,000	5.88%
Bill Fuller 3500 Messer Airport Hwy Birmingham, AL 35222	Fuller Supply Co.	15,000	5.88%
Dr. Robert K. Matthews 2850 Nave Road SE Massilon, OH 44646	Robert J. Matthews Co.	15,000	5.88%
Greg Lowe 614 North Washington P.O. Box 328 Springfield, MO 85801	West Plains Veterinary Supply of Springfield, Inc.	15,000	5.88%
Chuck Vander Ploeg 620 "O" Street Greeley, CO 80632	Lextron, Inc.	15,000	5.88%
Dave Cunningham Executive Vice President 20927 State Route K St. Joseph, MO 64505		10,000 Share Units convertible to shares at $19.48 share	%
Steve Schram CEO & Chairman of the Board 20927 State Route K St. Joseph, MO 64505		15,000 Share Units convertible to shares at $8.56 share	%
Officers and Directors as a Group:		90,000 shares 25,000 Share Units	35.28%

The following table reflects the ownership of Class B shares, non-voting securities of Agri-Labs for each of the three highest paid persons who are officers or directors, and for all officers and directors as a group:

Name	No. of Shares	Percentage of Outstanding Class B Shares Before Offering	Percentage of Class B Shares After the Offering - Maximum
Steve Schram CEO & Chairman of the Board of Directors 20927 State Route K St. Joseph, MO 64505	4600	6.65%	2.72%
Dave Cunningham Executive Vice President 20927 State Route K St. Joseph, MO 64505	1240	1.79%	0.73%
Terry Christie VP of Research and Development 20927 State Route K St. Joseph, MO 64505	2000	2.89%	1.18%
All Officers and Directors as a Group	22,066	31.89%	13.04%

The following table reflects the ownership of over 10% of non-voting securities of Agri-Labs for any class of stock:

Class C Stock

Name	No. of Shares	Percentage of Outstanding Class C Shares Before Offering	Percentage of Class C Shares After the Offering - Maximum
Brownsberger Vet Clinic c/o Bill Brownsberger, DVM 106 West 5th Street Appleton City, MO 64724	2,000	10.53%	1.68%
Lander Veterinary Clinic c/o Ronald L. Terra 4512 South Walnut Road Turlock, CA95381	2,000	10.53%	1.68%
Lena Vet Clinic c/o James L. Hastings 11002 West Goddard Road Lena, IL 61048	2,000	10.53%	1.68%
Stanley D. Ourada, DVM 2201 East 4th Avenue Holdrege, NE 68949	2,000	10.53%	1.68%
Wishek Vet Clinic c/o Dan Shuler, DVM 8370 Hwy 3 SE Wishek, ND 58495	2,000	10.53%	1.68%

DESCRIPTION OF SECURITIES

Agri-Labs' Articles of Incorporation and Amendments thereto authorize the issuance of 800,000 shares, consisting of authority to issue 400,000 shares of Class A common stock, 200,000 shares of Class B common stock, and 200,000 shares of Class C common stock. There are currently 255,000 shares of Class A common stock outstanding. Prior to this Offering it has issued 160,480 shares of Class B common stock and it has redeemed 91,295 shares of Class B common stock. There are currently 69,185 shares of Class B common stock outstanding. Prior to this Offering it has issued 19,000 shares of Class C common stock and it has redeemed none. There are currently 19,000 shares of Class C common stock outstanding.

Holders of Class A common stock are entitled to one vote per each Class A share held. Class A shareholders are entitled to vote on any matter for which shareholders are entitled to vote pursuant to the Bylaws of Agri-Labs. The voting rights of the holders of Class A shares are non-cumulative, which means that more than 50% of the Shares voting for the election of directors can elect all of the directors if they so choose. Class A shareholders are all entities that are retail distributors of Agri-Labs' products.

Class B and Class C shares are non-voting shares which only entitle Class B and Class C shareholders to dividends, if declared. The declaration of dividends is discretionary with the Board of Directors and the Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends with respect to Class B shares every calendar year from 1987 through 2007. It has not declared dividends on Class A shares. The first dividend on Class B shares was $0.25 per share in 1987. The dividend has been a $1.10 per share for the years 1998 through 2006, and $1.15 per share for the year 2007. For the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of the shares. Class C dividends have been paid since the issuance of Class C shares in 2004 with a $ .50 per share dividend declared for 2004, a $1.10 dividend per share declared for 2005 and 2006, and a $1.15 per share dividend declared for 2007. Going forward, it is the intention of the Board to declare dividends on Class B and C shares equally, but not Class A shares.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Class B shares are offered to create an incentive within Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network promotes brand loyalty and allows the marketing force to participate, through dividends, in the overall profitability of the Company.

Class C shares are only offered to licensed and practicing veterinarians or business entities comprised of veterinarians who qualify by purchasing minimum levels of Agri-Labs' products. The Class C shares must be purchased in 1,000 share increments. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' product in years subsequent to purchase ($50,000 in annual general product sales) Agri-Labs has the option to redeem the Shares at the then current book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

The Class B and C shares when duly issued and sold pursuant to this Offering will be fully paid and non-assessable. Class A, B and C shares have equal rights with respect to any preference on liquidation.

None of the shares have any preemption rights or conversion rights. All of the shares (Class A, B and C) are subject to redemption rights contained in the Bylaws of Agri-Labs.

Class C shares are only offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($50,000 of annual sales of general products) Agri-Labs has the option to redeem the Shares at their then current book values, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Class A, B or C Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs has the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Indemnification Of Officers, Directors and Employees. As authorized by the Delaware Code, the Bylaws of Agri-Labs provide that every person who is a director, officer or employee of the corporation shall be indemnified by Agri-Labs to the fullest extent permitted by the General Corporation Law of the State of Delaware. Further, Agri-Labs, if authorized by the Board of Directors, may purchase and maintain insurance on behalf of any such person to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Limited Transferability And Lack Of Market Ability. The Class B and C shares purchased in this Offering are being offered in reliance on an exemption under Section 3(b) of the '33 Act and Regulation A. These Shares, as well as the Class A shares, are also subject to substantial further restrictions on transfer as contained in the Bylaws of Agri-Labs. Pursuant to these restrictions, the Shares may not be sold or otherwise transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the Shares, Agri-Labs has an option or right of first refusal to purchase the Shares at book value. This option must be exercised by written notice within 60 days of the next regularly scheduled Board of Directors meeting following the Company's receipt of written notice of the proposed transfer. The purchase price is the book

value determined by the Company's accountants at the end of the month preceding the date Agri-Labs provides written notice of its intent to exercise its option, and the closing on the purchase must occur within 30 days after the aforestated 60 day period. If Agri-Labs does not purchase the Shares, the Shares may be transferred subject only to the requirement the Shares have been registered or confirmation that the transaction is exempt from registration under the '33 Act.

There is no public market for the Shares and there can be no assurance that a market will develop. The Shares will not be traded on any established market. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment should they choose to do so. The Shares should be purchased for long-term investment purposes only.

TERMS OF THE OFFERING

All purchasers will be required to execute a written Subscription Agreement to purchase either Class B or Class C shares. This Offering is being undertaken directly by Agri-Labs without an underwriter. Under the terms of the Offering, Agri-Labs is proposing to offer up to 100,000 shares of Class B stock and up to 100,000 shares of Class C stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding Class A, B and C common shares. The current book value is $24.10 per share. After qualification, the offering price will be adjusted monthly to reflect the current book value. In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $4,963,486.04, ($5,000,000 less $36,513.96, the amount of securities sold under Regulation A within one (1) year prior to the qualification of this offering - since June 30, 2007). At the time of making any adjustment, the aggregate offering amount will be recalculated considering the shares already sold under the Offering and the shares to be sold at the new adjusted price. If the recalculated new aggregate offering amount would exceed $4,963,486.04 the Company will lower the aggregate number of shares it will issue under this Offering. It will be mathematically impossible to exceed $4,963,486.04 under any future adjustment based on terms disclosed in any supplemental Offering Circular. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. Class B and C shares are non-voting shares which will only entitle Class B and C shareholders to dividends, if declared. For the period 2000 to 2002, Agri-Labs pro-rated Class B dividends to reflect the length of time the Class B shares have been held during the year for which the dividend was declared.

Plan of Distribution

The Class B and C shares will be offered directly by Agri-Labs management. The individuals who will participate in the offer and distribution of the shares will be Steve Schram, the Chief Executive Officer of the Company, Cary Becker, Vice President of Sales and Helen Taylor, the Chief Financial Officer. None of these individuals are subject to statutory disqualifications as defined in Section 3(a)(39) of the Securities and Exchange Act of 1934 ("1934 Act"), nor will any of them be compensated in connection with their participation in the offering by commission or other transaction-based compensation. Further, none of these

individuals are associated persons of a broker-dealer, and all of them meet the conditions stated in Rule 3a4-1.(a)(4)(ii) under the 1934 Act. None of these individuals will be deemed a broker by virtue of compliance with Rule 3a4-1.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Ownership of Class A shares is limited to entities that have a current Distribution Agreement for Agri-Labs' products. Class B shares are offered to create an economic incentive within Agri-Labs' distribution networks for the sales force to market Agri-Labs' products. This ownership stake of the distribution network promotes brand loyalty and allows the marketing force to participate in the profitability of the Company.

Class C shares are only offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($50,000 of annual sales of general products) Agri-Labs has the option to redeem the Shares at their then current book value, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs will have the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Agri-Labs reserves the right, in its sole discretion to refuse to accept a subscription from any person or entity, in whole or in part, for any reason or for no reason. This Offering will commence upon the date of this Offering Circular and will be done on a continuous basis thereafter until all of the allotted Shares are sold. The Offering is not contingent upon achieving a minimum offering by a specific date or ever. No escrow account has been established for deposit of the Offering proceeds. Subscription funds will be paid directly to Agri-Labs, and Agri-Labs will have immediate access to such funds. Subscriptions are irrevocable.

How To Subscribe. A purchaser of Class B or Class C shares must execute a "Subscription Agreement" which must be completed in full, signed and returned to Agri-Labs. The Subscription Agreement and full purchase price for the Shares should be delivered in person to Agri-Labs or by mail to:

Agri-Laboratories, Ltd
Attn: Steve Schram, CEO
20927 State Route K
St. Joseph, MO 64505

LITIGATION

Agri-Labs is not involved in any litigation nor is it aware of any such litigation that is threatened as of the date of this Offering Circular.

LEGAL MATTERS

The validity of the Class B and Class C shares being offered by Agri-Labs and certain legal matters will be passed upon for Agri-Labs by Morris, Laing, Evans, Brock & Kennedy, Chartered with offices in Wichita, Kansas and Topeka, Kansas.

EXPERTS

The financial statements of Agri-Labs as of December 31, 2006 and as of December 31, 2007, included in this Offering Circular have been audited by Kane, Mitchell & Co., L.L.C., Certified Public Accountants as stated in the report attached hereto as Exhibit H and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

Agri-Labs will make available to potential investors and their advisors any non-confidential or non-proprietary materials available to Agri-Labs and will answer all inquiries from potential investors and their advisors, other than proprietary or confidential matters, concerning the operation of Agri-Labs, its management, any other matters relating to the business and assets of Agri-Labs and this Offering and sale of Class B and Class C shares. In order to obtain additional information, please contact the CEO, Steve Schram or CFO, Helen Taylor at:

Agri-Laboratories, Ltd
20927 State Route K
St. Joseph, MO 64505
Phone: (816) 233-9533 Fax: (816) 233-9546

We have not authorized anyone to provide you with information different from that contained in this Offering Circular. This Offering Circular is an offer to sell, or a solicitation of offers to buy Class B and Class C shares of common stock only in jurisdictions where offers and sales are permitted.

AGRI-LABORATORIES, LTD.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2007



CONFIDENTIAL

Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

Independent Accountant's Report

Board of Directors
Agri-Laboratories, Ltd.
St. Joseph, Missouri

We have audited the accompanying consolidated balance sheets of Agri-Laboratories, Ltd., as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agri-Laboratories, Ltd. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kane, Mitchell + Co. LLC.

February 12, 2008

9401 Indian Creek Parkway, Suite 1210, Overland Park, Kansas 66210-2005, (913) 894-1065, Fax (913) 894-1083

CONFIDENTIAL

Agri-Laboratories, Ltd.
Consolidated Balance Sheets
December 31, 2007 and 2006

	2007	2006
CURRENT ASSETS		
Cash	$ -	$ -
Accounts receivable – customers	5,445,523	6,891,099
Accounts receivable - others	484,437	865,788
Notes receivable – supplier	-	500,000
Inventory	9,177,031	11,610,765
Advance to supplier	750,000	1,259,573
Prepaid expenses	239,175	45,678
Receivable from supplier	350,000	-
Deferred income taxes	366,546	281,566
Total Current Assets	16,812,712	21,454,469
Equipment, net	246,744	156,330
Marketing rights, net	706,250	1,706,250
Trademarks, net	90,620	50,220
Other assets	18,852	18,973
Total Assets	$ 17,875,178	$ 23,386,242
CURRENT LIABILITIES		
Accounts payable	$ 2,590,245	$ 4,345,226
Line-of-credit note payable	2,042,076	5,020,625
Accrued expenses	4,071,593	3,589,975
Income taxes payable	98,542	341,441
Current maturities of long-term debt	240,434	539,781
Dividend payable	109,553	100,823
Total Current Liabilities	9,152,443	13,937,871
Long-term debt	291,694	1,108,546
Deferred income taxes	73,809	46,874
Total Liabilities	9,517,946	15,093,291
STOCKHOLDERS' EQUITY		
Common stock	350,264	361,657
Additional paid-in capital	1,019,842	1,057,700
Retained earnings	6,987,126	6,873,594
Total Stockholders' Equity	8,357,232	8,292,951
Total Liabilities and Stockholders' Equity	$ 17,875,178	$ 23,386,242

The accompanying notes are an integral part of these financial statements


CONFIDENTIAL

Agri-Laboratories, Ltd.
Consolidated Statements of Income
For The Years Ended December 31, 2007 and 2006

	2007	2006
Net Sales	$ 78,984,827	$ 75,541,773
Cost of goods sold	58,600,700	58,216,448
Gross profit	20,384,127	17,325,325
Marketing & administrative	18,922,544	15,587,366
Research & development	439,567	685,899
	19,362,111	16,273,265
Income from operations	1,022,016	1,052,060
Other income (expense)		
Other income	66,935	39,324
Interest income	19,271	45,518
Interest expense	(377,640)	(401,140)
Income before income taxes	730,582	735,762
Provision for income taxes	282,361	285,553
Net income	$ 448,221	$ 450,209

The accompanying notes are an integral part of these financial statements



Agri-Laboratories, Ltd.
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 448,221	$ 450,209
Items not requiring cash:		
Depreciation	65,983	56,922
Amortization	1,009,600	534,600
Income from key supplier	(475,000)	-
Deferred income tax	(58,045)	(16,448)
Loss on investments and fixed assets	121	1,478
Changes in:		
Accounts receivable	1,826,927	428,230
Inventory	2,433,734	(1,562,962)
Prepaid expense	(193,497)	36,184
Accounts payable	(1,754,981)	(59,869)
Accrued expenses	481,618	(76,974)
Income taxes	(242,899)	522,667
Advance to supplier	509,573	(509,573)
Net cash provided by (used by) operating activities	4,051,355	(195,536)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(156,397)	(38,917)
Collection of notes receivable	500,000	-
Trademark	(50,000)	-
Cash received from supplier	125,000	-
Net cash provided in (used by) investing activities:	418,603	(38,917)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Line of credit, net	(2,978,549)	1,446,875
Dividends paid	(100,823)	(114,663)
Proceeds from Class A stock	-	325,500
Proceeds from Class B stock	48,149	30,592
Proceeds from Class C stock	45,980	43,230
Redemption of Class A stock	(357,000)	(643,350)
Redemption of Class B stock	(11,516)	(345,121)
Payment of long-term debt	(1,010,949)	(403,360)
Payment of redemption note	(105,250)	(105,250)
Net cash provided by (used by) financing activities	(4,469,958)	234,453
Net increase in cash	-	-
Cash at beginning of year	-	-
Cash at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements

CONFIDENTIAL

Agri-Laboratories, Ltd.
Consolidated Statements of Stockholders' Equity
For The Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance January 1, 2006	$ 389,239	$ 865,813	$ 7,277,662
Issuance of 15,000 shares of Class A stock	15,000	310,500	-
Redemption of 30,000 shares of Class A stock	(30,000)	(82,800)	(530,550)
Issuance of 1,368 shares of Class B stock	1,368	29,224	-
Redemption of 15,950 shares of Class B stock	(15,950)	(106,267)	(222,904)
Issuance of 2,000 shares of Class C stock	2,000	41,230	-
Dividends on Class B and Class C stock	-	-	(100,823)
Net income for the year	-	-	450,209
Balance December 31, 2006	$ 361,657	$ 1,057,700	$ 6,873,594
Adjust prior year Class B stock redemption	-	(4,482)	4,482
Redemption of 15,000 shares of Class A stock	(15,000)	(113,250)	(228,750)
Issuance of 2,107 shares of Class B stock	2,107	46,042	-
Redemption of 500 shares of Class B stock	(500)	(10,148)	(868)
Issuance of 2,000 shares of Class C stock	2,000	43,980	-
Dividends on Class B and Class C stock	-	-	(109,553)
Net income for the year	-	-	448,221
Balance December 31, 2007	$ 350,264	$ 1,019,842	$ 6,987,126

The accompanying notes are an integral part of these financial statements



Note 1: Summary of significant accounting policies

Nature of Business – Agri-Laboratories, Ltd. is a sales and marketing company that markets private labels and distributes pesticides, insecticides, pharmaceuticals, and biologicals in the animal health market. The Company is owned by its distributors.

Principals of Consolidation – The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Tradewinds, Inc., and Pro Labs, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable – Receivables are reported at net realized value. The company calculates an allowance for doubtful account if deemed necessary after reviewing the accounts. No allowance was recorded at December 31, 2007 and 2006. There is no collateral on the accounts receivable.

Inventory – Inventory is stated at the lower of cost (average cost method) or market. Reported amounts have been reduced by an allowance for obsolete product based on a review of inventory on hand compared to future sales and product dating.

Property and Depreciation – Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Intangible Assets – Intangible assets relate to acquisition costs for trademarks and for marketing rights. Trademark acquisition costs are amortized over fifteen years. For the years ended December 31, 2007 and 2006 amortization expense included $9,600 related to trademark acquisition cost for each year. At December 31, 2007 and 2006, accumulated amortization of Trademark was $103,392 and $93,792, respectively. The costs of the marketing rights are being amortized over the term of the agreement.

Deferred Tax Assets and Liabilities – Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Recoverability of Long-lived Assets – The company continually evaluates whether events and circumstances have occurred which might impair the recoverability of the carrying value of its long-lived assets, including intangibles. An asset deemed impaired is written down to its fair value if estimated future cash flows are less than its carrying value.

Income recognition – The Company records revenue at the time products are shipped to the customers. The Company does not allow for the return of merchandise except for certain sales of pharmaceuticals and biological products where there is an expiration date less than six months at

CONFIDENTIAL

Note 1: Summary of significant accounting policies (continued)

the date of the sale. These products, if not sold by the customer, are returnable to the Company. A reserve for obsolescence and returns is recorded by the Company, which includes estimated returns under this policy.

Advertising, Repair, and Maintenance Cost – These costs are expensed as incurred. The advertising expense was $1,482,552 and $1,304,866 in 2007 and 2006, respectively

Costs of Goods Sold – Includes, among other things, inbound and outbound freight cost while other warehousing cost are included in marketing and administrative.

Reclassification of Accounts – Certain reclassification of accounts in 2006 were made to conform to the 2007 presentation. These reclassifications had no effect on net income.

Note 2: Marketing Rights

In 2004 the Company amended the distribution agreement with a key supplier. Under the amended agreement, the Company agreed to pay a non-refundable fee to the supplier and agreed to an increase in pricing on certain bovine vaccines. The Company received marketing access to these bovine vaccines for distribution in the United States, Africa, and Mexico to December 2013. The Company will have exclusive marketing rights in these regions at least to December 2009 and non-exclusive marketing rights to distribute these products in Canada to 2009. To obtain these exclusive marketing rights the Company has agreed to purchase a certain amount of these products per year, subject to adjustment if additional products are developed as discussed below. As part of the amended agreement, the Company agreed to a Take or Pay Obligation where by the Company advances the supplier $750,000 per quarter with the last payment due September 15, 2009. Any portion of the advance not used for qualified purchases during the quarter will be retained by the supplier.

The company in 2004 also entered into a Research, Development and License Agreement with the supplier to develop specific products. The Company has agreed to pay the costs incurred by the supplier in the development and licensing of the products, and will be entitled to certain additional product rights and/or reimbursement of expenditures.

As part of the Research, Development and License Agreement, the key supplier was to develop specific products. If the products were not developed and licensed by a certain date, the Agreement specified that the key supplier had to make an election on July 31, 2007 to either begin cash payments for a maximum period of up to 30 months or extend exclusivity. The election was made by the key supplier to make monthly payments of $25,000; the effective date to determine the 30 month period was May 31, 2006. Consequently, the Company has recorded an amount due for the 19 months from May 31, 2006 until December 31, 2007 in the amount of $475,000. The Company received payments of 5 months or $125,000 in 2007. Because of the election made by the key supplier, the Company has recorded $475,000 of additional amortization to offset recorded amounts due under the agreement. The effect of this was to reduce net Marketing Rights at December 31, 2007 by $475,000.

CONFIDENTIAL

Note 2: Marketing Rights (continued)

The accumulated amortization was $2,293,750 and $1,293,750 at December 31 2007 and 2006, respectively. The amortization expense was $1,000,000 and $525,000 in 2007 and 2006, respectively. The income reported from the key supplier was $475,000 in 2007. The amounts are included in marketing and administrative expense on the report.

Note 3: Note Receivable – Supplier

The company had advanced a supplier $500,000. The note has interest at the prime interest rate plus 1 percent. The note was repaid in 2007.

Note 4: Line-of-Credit Note Payable

The Company has a line of credit in the amount of $10,000,000 which expires on September 1, 2009. The line has an adjustable interest rate. At December 31, 2007, the interest rate was 6.25%. At December 31, 2007, $2,042,076 including $1,152,401 of advances in progress are recorded as line-of-credit note payable.

The line of credit is secured by the Company's accounts receivables, inventory and other collateral. The line of credit requires the Company to maintain a tangible net worth of at least $4,500,000 as defined in the loan agreement and to not have debt exceed four times consolidated tangible net worth.

Note 5: Notes Payable Long Term

	December 31, 2007	December 31, 2006
Note Payable – Bank, in monthly payments of $42,279 including interest. Interest is variable and is .75% under the lenders prime rate (6.50% at December 31, 2007). The note matures March 16, 2010.	$ 532,128	$ 1,543,077
Note Payable, redemption of Class A stock, paid in 2007.	-	105,250
	532,128	1,648,327
Less current maturities	240,434	539,781
Long-term debt	$ 291,694	$ 1,108,546

Current maturities of long term debt at December 31, 2007 are:

2008	$ 240,434
2009	256,350
2010	35,344
	$ 532,128

CONFIDENTIAL

Note 6: **Income Taxes**

The provision for income taxes includes these components:

	2007	2006
Taxes currently payable	$ 340,406	$ 302,001
Deferred income taxes	(58,045)	(16,448)
	$ 282,361	$ 285,553

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2007	2006
Deferred tax assets:		
Accrued compensation	$ 103,769	$ 112,004
Inventory overhead costs capitalized for tax purposes	49,690	57,061
Inventory	65,608	72,622
Accrued expense	147,479	39,879
	366,546	281,566
Deferred tax liabilities:		
Accumulated depreciation	(73,809)	(46,874)
Net deferred tax asset	$ 292,737	$ 234,692

The above net deferred tax asset is presented on the balance sheets as follows:

	2007	2006
Deferred tax asset – current	$ 366,546	$ 281,566
Deferred tax liability – long term	(73,809)	(46,874)
Net deferred tax asset	$ 292,737	$ 234,692

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below.

	2007	2006
Computed at the statutory rate 34%	$ 248,398	$ 250,159
Increase (decrease) resulting from:		
Officers' life insurance costs	2,385	2,385
Non-deductible travel and entertainment cost	26,449	21,343
State income taxes – net of federal tax benefit	15,068	7,862
Other	(9,939)	3,804
Actual tax provision	$ 282,361	$ 285,553

CONFIDENTIAL

Note 7: Equipment

Equipment is recorded at cost and is comprised of the following:

	2007	2006
Equipment	$ 821,127	$ 687,173
Less accumulated depreciation	574,383	530,843
	$ 246,744	$ 156,330

Note 8: Related Party Transactions

Agri-Laboratories, Ltd. has entered into a lease agreement with K Highway Limited Partnership for use of the facilities at 20927 State Route K in St. Joseph, Missouri. Agri-Laboratories, Ltd. is responsible for insurance, maintenance and property taxes during the terms of the lease. Most of the limited partners in the partnership are distributors of Agri-Laboratories, Ltd. or officers of Agri-Laboratories, Ltd.

Sales are principally to Class A stockholders. The accounts receivable customers are primarily due from Class A shareholders.

At December 31, 2006, the Company had a note payable on the redemption of Class A stock in the amount of $105,250. The note was paid in 2007.

Note 9: Retirement Plan

The Company has adopted a 401(k) retirement plan covering substantially all of its employees. The plan calls for the Company to match up to 50 percent of the employee's salary reduction contribution up to 15% subject to the maximum dollar limit allowed on deferrals by the Internal Revenue Service. For the years ended December 31, 2007 and 2006, the Company's matching share totaled $243,476 and $189,761, respectively. The Company is eligible to make discretionary contributions. The Company's contributions vest 20% per year of service.

Note 10: Operating Leases

Agri-Laboratories, Ltd. leases facilities at 20927 State Route in St. Joseph, Missouri under an operating lease agreement with K Highway Limited Partnership which expires on December 31, 2010.

Future minimum lease payments for each of the next three years are $372,020.

The Company has the option to renew the lease for one additional five-year period with the base rent increasing by the increase in the consumer price index at the beginning of the five-year option period.

For the years ended December 31, 2007 and 2006 the Company's rental expense was $372,020, and in each year.



Note 11: Stock Compensation Plan

The Company has an Executive Share Appreciation Plan, whereby certain employees will be paid future compensation based upon the increase in the net book value of the stock. There are 25,000 share units outstanding under this plan. The units vest at 20% per year. The Company accrues the amounts due under the plan each year. The weighted share units issued under this plan is $12.93. There were no units awarded in 2007 and 2006.

Note 12: Classes of Stock

The total number of shares of all classes of common stock which the Company has authorized, issued, and outstanding is as follows at December 31, 2007 and 2006.

		Issued and Outstanding	
	Authorized	2007	2006
Common stock, par value $1 a share Class A	400,000	255,000	270,000
Common stock, par value $1 a share Class B	200,000	76,264	74,657
Common stock, par value $1 a share Class C	200,000	19,000	17,000
		350,264	361,657

Class A stock is voting stock and is issued to distributors / owners. Class B stock is non-voting and are offered to employees of Class A shareholders and employees of Agri-Laboratories, Ltd and it's outside directors. Class C stock is non-voting and is offered to licensed practicing Veterinarians or business entities comprised of Veterinarians.

The company has the option to purchase the Class A stock in the event of termination of the Distribution Agreement with the Class A stockholder; the Class B stock if the holder is no longer an employee of the Class A stockholder, an employee of Agri-labs or an outside director; and the Class C stock in the event the holder does not meet certain product purchase requirements. The purchase amount is the net book value at the time the company exercises its option to purchase the stock.

Dividends in the amount of $1.15 and $1.10 per share were declared on Class B and Class C stock in 2007 and 2006, respectively.

Note 13: Additional Cash Flow Information

	2007	2006
Additional cash payment information		
Interest paid	$ 391,735	$ 390,102
Income taxes paid (refunded), net	$ 583,305	$ (220,666)

Note 14: Major Customers

Sales to a single customer which accounted for 10% or more of the Company's net sales in each year are $14,676,000, $10,712,000 and $10,676,000 in 2007 and $12,758,000, $11,140,000, and $10,767,000 in 2006.

INTERIM UNAUDITED FINANCIAL STATEMENTS PREPARED BY AGRI-LABORATORIES, LTD. MANAGEMENT

The accompanying condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included with the Company's Annual Audited Financial Statements for the years ended December 31, 2007 and 2006.

The condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). In managements opinion, the information furnished reflects all adjustments, consisting of only of normal recurring adjustments considered necessary to state fairly the results for the interim period as well as present this period on a consistent basis with the financial statements for the fiscal years ended December 31, 2007 and 2006, have been included.

Agri-Laboratories, Ltd.
Consolidated Statements of Income
For The Years Ended December 31, 2007 and 2006
and The Period Ended April 30, 2008

	YTD April 30, 2008	2007	2006
Net Sales	$ 24,325,852	$ 78,984,827	$ 75,541,773
Cost of goods sold	17,619,690	58,600,700	58,216,448
Gross profit	6,706,162	20,384,127	17,325,325
Marketing & administrative	6,456,154	18,922,544	15,587,366
Research & development	77,775	439,567	685,899
	6,533,929	19,362,111	16,273,265
Income from operations	172,233	1,022,016	1,052,060
Other income (expense)			
Other income	12,895	66,935	39,324
Interest income	-	19,271	45,518
Interest expense	(50,213)	(377,640)	(401,140)
Income before income taxes	134,915	730,582	735,762
Provision for income taxes	56,034	282,361	285,553
Net income	$ 78,881	$ 448,221	$ 450,209

Agri-Laboratories, Ltd.
Consolidated Statements of Stockholders' Equity
For The Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance January 1, 2006	$ 389,239	$ 865,813	$ 7,277,662
Issuance of 15,000 shares of Class A stock	15,000	310,500	-
Redemption of 30,000 shares of Class A stock	(30,000)	(82,800)	(530,550)
Issuance of 1,368 shares of Class B stock	1,368	29,224	-
Redemption of 15,950 shares of Class B stock	(15,950)	(106,267)	(222,904)
Issuance of 2,000 shares of Class C stock	2,000	41,230	-
Dividends on Class B and Class C stock	-	-	(100,823)
Net income for the year	-	-	450,209
Balance December 31, 2006	$ 361,657	$ 1,057,700	$ 6,873,594
Adjust prior year Class B stock redemption	-	(4,482)	4,482
Redemption of 15,000 shares of Class A stock	(15,000)	(113,250)	(228,750)
Issuance of 2,107 shares of Class B stock	2,107	46,042	-
Redemption of 500 shares of Class B stock	(500)	(10,148)	(868)
Issuance of 2,000 shares of Class C stock	2,000	43,980	-
Dividends on Class B and Class C stock	-	-	(109,553)
Net income for the year	-	-	448,221
Balance December 31, 2007	$ 350,264	$ 1,019,842	$ 6,987,126
Issuance of 250 shares of Class B stock	250	5,754	-
Redemption of 7,539 shares of Class B stock	(7,539)	(105,389)	(64,843)
Net Income Year to Date April 30, 2008	-	-	78,881
Balance April 30, 2008	$ 342,975	$ 920,207	$ 7,001,164

Agri-Laboratories, Ltd.
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2007 and 2006
and The Period Ending April 30, 2008

		YTD 4/30/2008		2007		2006
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net Income	$	78,881	$	448,221	$	450,209
Items not requiring cash:						
Depreciation		26,526		65,983		56,922
Amortization		278,200		1,009,600		534,600
Income from key supplier		(100,000)		(475,000)		-
Deferred income tax		24,477		(58,045)		(16,448)
Loss on investments and fixed assets		-		121		1,478
Changes in:						
Accounts Receivable		(2,210,171)		1,826,927		428,230
Inventory		(1,718,220)		2,433,734		(1,562,962)
Prepaid expense		(23,144)		(193,497)		36,184
Accrued payable		623,304		(1,754,981)		(59,869)
Accrued expenses		(781,421)		481,618		(76,974)
Income taxes		(28,443)		(242,899)		522,667
Advance to supplier		661,290		509,573		(509,573)
Net cash provided by (used by) operating activities:		(3,168,721)		4,051,355		(195,536)
CASH FLOWS FROM INVESTING ACTIVITIES:						
Purchase of equipment		(75,006)		(156,397)		(38,917)
Collection of notes receivable		-		500,000		-
Trademark		-		(50,000)		-
Cash received from supplier		-		125,000		-
Net cash provided in (used by) investing activities:		(75,006)		418,603		(38,917)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Line of credit, net		4,057,175		(2,978,549)		1,446,875
Dividends paid		(109,553)		(100,823)		(114,663)
Proceeds from Class A stock		-		-		325,500
Proceeds from Class B stock		6,004		48,149		30,592
Proceeds from Class C stock		-		45,980		43,230
Redemption of Class A stock		-		(357,000)		(643,350)
Redemption of Class B stock		(177,771)		(11,516)		(345,121)
Payment of long-term debt		(532,128)		(1,010,949)		(403,360)
Payment of redemption note		-		(105,250)		(105,250)
Net cash provided by (used by) financing activities:		3,243,727		(4,469,958)		234,453
Net increase in cash		-		-		-
Cash at beginning of period		-		-		-
Cash at end of period	$	-	$	-	$	-

Agri-Laboratories, Ltd.
Consolidated Balance Sheets
December 31, 2007 and 2006
and April 30, 2008

	4/30/2008	2007	2006
CURRENT ASSETS			
Cash	$ -	$ -	$ -
Accounts receivable - customers	7,638,035	5,445,523	6,891,099
Accounts receivable - others	214,945	484,437	865,788
Notes receivable - supplier	-	-	500,000
Inventory	10,895,251	9,177,031	11,610,765
Advance to supplier	88,710	750,000	1,259,573
Prepaid expenses	340,706	239,175	45,678
Receivable from supplier	350,000	350,000	-
Deferred income taxes	400,422	366,546	281,566
Total Current Assets	19,928,069	16,812,712	21,454,469
Equipment, net	295,224	246,744	156,330
Marketing rights, net	431,250	706,250	1,706,250
Trademarks, net	87,420	90,620	50,220
Other assets	15,790	18,852	18,973
Total Assets	$ 20,757,752	$ 17,875,178	$ 23,386,242
CURRENT LIABILITIES			
Accounts payable	$ 3,378,310	$ 2,590,245	$ 4,345,226
Line-of-credit note payable	6,099,251	2,042,076	5,020,625
Accrued expenses	2,813,584	4,071,593	3,589,975
Income taxes payable	128,452	98,542	341,441
Current maturities of long-term debt	-	240,434	539,781
Dividend payable	-	109,553	100,823
Total Current Liabilities	12,419,597	9,152,443	13,937,871
Long-term debt	-	291,694	1,108,546
Deferred income taxes	73,809	73,809	46,874
Total Liabilities	12,493,406	9,517,946	15,093,291
STOCKHOLDERS' EQUITY			
Common stock	342,975	350,264	361,657
Additional paid-in capital	920,207	1,019,842	1,057,700
Retained earnings	7,001,164	6,987,126	6,873,594
Total Stockholders' Equity	8,264,346	8,357,232	8,292,951
Total Liabilities and Stockholders' Equity	$ 20,757,752	$ 17,875,178	$ 23,386,242

PART III - EXHIBITS

Item 1. Exhibits

*Confidential Treatment has been requested under Rule 406 and confidential portions have been omitted and filed separately with the Commission

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on this 13 day of August, 2008.

AGRI-LABORATORIES, LTD.

By: ______________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram	8/13/08	President, CEO and Chairman of the Board
Helen Taylor	8/13/08	Chief Financial Officer
Chuck VanderPloeg		Director
Dr. Robert Matthews		Director
Greg Lowe		Director
Bill Fuller		Director
Gary Huffine		Director
Walt Evans		Director
Lou Pascarella		Director
Frank Carter		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on this _____ day of __________, 2008.

AGRI-LABORATORIES, LTD.

By: ____________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram	______	President, CEO and Chairman of the Board
Helen Taylor	______	Chief Financial Officer
Chuck VanderPloeg	8-13-08	Director
Dr. Robert Matthews	______	Director
Greg Lowe	______	Director
Bill Fuller	______	Director
Gary Huffine	______	Director
Walt Evans	______	Director
Lou Pascarella	______	Director
Frank Carter	______	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on this _____ day of __________, 2008.

AGRI-LABORATORIES, LTD.

By: ____________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	__________	President, CEO and Chairman of the Board
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ Chuck VanderPloeg	__________	Director
Robert X. Matthews Dr. Robert Matthews	8-15-08	Director
____________________ Greg Lowe	__________	Director
____________________ Bill Fuller	__________	Director
____________________ Gary Huffine	__________	Director
____________________ Walt Evans	__________	Director
____________________ Lou Pascarella	__________	Director
____________________ Frank Carter	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on this _____ day of __________, 2008.

AGRI-LABORATORIES, LTD.

By: ______________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	__________	President, CEO and Chairman of the Board
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ Chuck VanderPloeg	__________	Director
____________________ Dr. Robert Matthews	__________	Director
Greg Lowe (signed) Greg Lowe	8-13-08	Director
____________________ Bill Fuller	__________	Director
____________________ Gary Huffine	__________	Director
____________________ Walt Evans	__________	Director
____________________ Lou Pascarella	__________	Director
____________________ Frank Carter	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on this _____ day of __________, 2008.

AGRI-LABORATORIES, LTD.

By: ____________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	__________	President, CEO and Chairman of the Board
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ Chuck VanderPloeg	__________	Director
____________________ Dr. Robert Matthews	__________	Director
____________________ Greg Lowe	__________	Director
Bill Fuller Bill Fuller	8/14/08	Director
____________________ Gary Huffine	__________	Director
____________________ Walt Evans	__________	Director
____________________ Lou Pascarella	__________	Director
____________________ Frank Carter	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on this _____ day of __________, 2008.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	__________	President, CEO and Chairman of the Board
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ Chuck VanderPloeg	__________	Director
____________________ Dr. Robert Matthews	__________	Director
____________________ Greg Lowe	__________	Director
____________________ Bill Fuller	__________	Director
Gary Huffine Gary Huffine	8-18-08	Director
____________________ Walt Evans	__________	Director
____________________ Lou Pascarella	__________	Director
____________________ Frank Carter	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on this _____ day of __________, 2008.

AGRI-LABORATORIES, LTD.

By: ____________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________________ Steve Schram	__________	President, CEO and Chairman of the Board
______________________ Helen Taylor	__________	Chief Financial Officer
______________________ Chuck VanderPloeg	__________	Director
______________________ Dr. Robert Matthews	__________	Director
______________________ Greg Lowe	__________	Director
______________________ Bill Fuller	__________	Director
______________________ Gary Huffine	__________	Director
[signature] Walt Evans	8-13-08	Director
______________________ Lou Pascarella	__________	Director
______________________ Frank Carter	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on this _____ day of __________, 2008.

AGRI-LABORATORIES, LTD.

By: ____________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, CEO and Chairman of the Board
Helen Taylor		Chief Financial Officer
Chuck VanderPloeg		Director
Dr. Robert Matthews		Director
Greg Lowe		Director
Bill Fuller		Director
Gary Huffine		Director
Walt Evans		Director
Lou Pascarella	8·13·08	Director
Frank Carter		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on this _____ day of __________, 2008.

AGRI-LABORATORIES, LTD.

By: ____________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________________ Steve Schram	__________	President, CEO and Chairman of the Board
______________________ Helen Taylor	__________	Chief Financial Officer
______________________ Chuck VanderPloeg	__________	Director
______________________ Dr. Robert Matthews	__________	Director
______________________ Greg Lowe	__________	Director
______________________ Bill Fuller	__________	Director
______________________ Gary Huffine	__________	Director
______________________ Walt Evans	__________	Director
______________________ Lou Pascarella	__________	Director
[signature] Frank Carter	August 13, 2008	Director


END